FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – 2016 Third quarter financial results	3

INTERIM MANAGEMENT STATEMENT

JANUARY – SEPTEMBER 2016

The financial information related to January-September 2016 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

Total accesses reached 349.4 million, and decreased by 1% vs. September 2015 affected mainly by fewer mobile prepay customers in Brazil. Nevertheless, the sustained quality of the customer base is reflected in the strong growth of: i) LTE customers, 1.9 times more than in September 2015, with net additions of 7.3 million in the quarter and with a penetration of 22%, +11 percentage points higher year-on-year; ii) mobile contract accesses (+6% year-on-year) grew across all segments increasing their weight over the total by 2 percentage points to 40%, after recording net additions of 2.0 million in the quarter (+15% year-on-year); iii) smartphones (+20% year-on-year) recorded quarterly net additions of 14.5 million and a penetration of 56% (+10 percentage points year-on-year); iv) pay TV customers grew by 3% year-on-year and represented 49% of total fixed broadband accesses in those countries where this service is offered (stable vs. the previous year); and v) fibre and VDSL accesses (+26% year-on-year) increased their weight over total fixed broadband by 8 percentage points to 41%.

This better quality base translated in an improved performance of customer metrics. Thus, the average revenue per customer grew by 2.6% vs. the first nine months of 2015 and churn levels continued to improve (-0.3 percentage points vs. July-September 2015).

In the third quarter, a lower impact of the exchange rates evolution on the main metrics was particularly noteworthy; year-on-year comparisons improved significantly due to the comparison of more homogeneous values as the strong depreciation of Latin American currencies took place in the third quarter of 2015. At the same time, some currencies such as the Brazilian real appreciated recently against the euro, although this impact, if maintained, shall be more noticeable in the following quarters.

Thus, the negative impact of exchange rates in July-September was reduced, deducting 5.5 percentage points from the year-on-year change in revenues and 4.4 percentage points from that of OIBDA (-9.6 percentage points and -8.6 percentage points, respectively in January-September) mainly due to the depreciation of the Argentine peso and the pound sterling vs. the euro. At the same time, currency depreciations reduced payments in euros related to investments, taxes and minorities, offseting, in terms of cash generation, the negative impact of exchange rates on OIBDA for the first nine months.

Meanwhile, the year-on-year evolution of results did not reflect from this quarter significant changes in the perimeter of consolidation, since GVT and DTS were incorporated in May 2015 (+2.1 percentage points contribution to the year-on-year revenues variation and +1.5 percentage points to that OIBDA in January-September).

Revenues for the third quarter totalled 13,080 million euros, broadly stable in organic terms vs. the same period of the previous year (-0.2%; -5.9% reported), affected by lower handset revenues. Service revenues maintained their year-on-year growth at 1.4% in the quarter (+2.2% in the first nine months), meanwhile handset sales continued to be affected by the widespread extension of handset lifecycles (-16.6% in the quarter; -14.6% in the first nine months).

In January-September, revenues increased to 38,315 million euros, 0.8% higher in organic terms than in the same period of the previous year (-6.7% reported). Excluding the negative impact from regulation, July-September revenues grew by 0.8% (+1.7% in the first nine months).

By region, and in the first nine month of the year, T. España accounted for 24.8% of consolidated revenues, followed by T. Hispanoamérica (23.9%), T. Brasil (21.0%), T. Deutschland (14.5%) and T. UK (13.4%), reflecting the high diversification of the Company’s asset portfolio.

By service, broadband connectivity revenues increased in the quarter by 13.9% year-on-year organic to represent 35.2% (+4.0 percentage points year-on-year). Meanwhile, voice and access revenues decreased to 42.6% of the total (47.1% in the third quarter of 2015). Mobile data revenue growth sequentially accelerated in the quarter to 12.0% year-on-year organic (+9.4% in April-June) to represent 51% of mobile service revenues in January-September (+5.0 percentage points year-on-year organic) thanks to increased smartphone and LTE penetration. At the same time, non-SMS data revenue organic growth accelerated sequentially year-on-year (+20.0% in the third quarter; +16.0% in the second quarter) and represented 81% of data revenues in the first nine months (+5.2 percentage points year-on-year organic; +1.0 percentage points vs. second quarter).

Sustained mobile data traffic growth trend continued, and increased 65% vs. the third quarter of 2015, on the back of strong LTE traffic growth, which represented 36% of total traffic (+16 percentage points year-on-year), with higher average usage (+63%) and ARPU around 10% higher.

Operating expenses for the quarter (9,181 million euros) showed good performance and presented a 1.6% organic year-on-year decline (-7.6% reported), an improvement of 0.7 percentage points vs. the second quarter of the year due to better commercial expense evolution, capture of synergies and lower transformation expenses, among others. In January-September they totalled 27,191 million euros and decreased by 0.2% organic year-on-year (-7.4% reported).

Supplies increased to 3,685 million euros in the third quarter and decreased by 5.6% organic year-on-year (an improvement of 2.0 percentage points v.s. the second quarter variation), mainly due to lower handset consumption and lower interconnection costs.

Personnel expenses (1,704 million euros in July-September) increased by 1.5% organic year-on-year due to inflationary pressure in some Latin American countries and internalisation of services in T. Brasil, partially offset by the savings generated from restructuring plans in Spain, Germany and Brazil. In the quarter, a provision was recorded for restructuring expenses of 40 million euros, of which 22 million euros were recorded in T. Deutschland and 16 million euros in Other Companies (in the first nine months restructuring expenses increased to 108 million euros).

The average workforce in the first nine months of 2016 stood at 133,328 employees (+0.9% year-on-year; -6.1% year-on-year including the equivalent average workforce of GVT and DTS in the same period of 2015).

Other operating expenses stood at 3,791 million euros in the quarter and increased by 1.3% organic vs. the previous year, mainly due to the negative effect of inflation in some Latin America countries and higher network expenses. This increase decelerated vs. the previous quarter due to the better performance in T. Deutschland and T. UK.

Operating income before depreciation and amortisation (OIBDA) increased 3.1% year-on-year in organic terms to 4,175 million euros in the quarter (-1.0% reported), with all operating units growing (T. Brasil +9.5%; T. Hispanoamérica +6.3%; T. Deutschland +4.2%; T.UK +1.6%; T. España +1.8% excluding the sale of real estate and asset valuation adjustments of DTS).

OIBDA growth accelerated year-on-year (+2.4 percentage points organic vs. the previous quarter) due to the widespread businesses improvement, since Hispanoamerica, Brazil, Germany and the UK improved their contribution in the quarter.

In the first nine months, OIBDA totalled 11,931 million euros (+3.1% year-on-year organic; -4.6% reported). Excluding the regulatory impact, OIBDA grew 4.2% organic year-on-year in the third quarter (+4.5% in January-September).

OIBDA margin for the quarter stood at 31.9%, and continued to expand vs. the previous year, +1.0 percentage points organic (+1.6 percentage points reported). In the first nine months, OIBDA margin (31.1%) increased by 0.7 percentage points in organic terms (+0.7 percentage points reported), reflecting the positive evolution of service revenues, the continued effort to contain costs (implementation of the simplification programme) and the generation of synergies by acquired companies.

Depreciation and amortisation from July-September reached 2,458 million euros and increased by 6.1% organic year-on-year (+2.4% reported) mainly due to the higher level of investment in T. Brasil and T. Deutschland. In the first nine months, this line increased to 7,131 million euros (+3.4% organic year-on-year; -1.4% reported). Total depreciation and amortisation charges arising from purchase price allocation processes amounted to 192 million euros in the quarter (631 million euros in January-September 2016).

Operating income (OI) increased to 1,718 million euros and decreased by 0.4% year-on-year in organic terms (-5.5% reported). In the first nine months of 2016, it amounted to 4,800 million euros (+2.8% year-on-year organic; -9.0% reported).

Net financial expenses totalled 1,850 million euros in the first nine months of the year and decreased by 3.7% year-on-year mainly due to the savings from debt management (hedging in pounds linked to T. UK and lower cost of debt in European currencies), partially offset by non-recurring factors, mainly including, in 2016 the capital loss due to the sale of 1.5% China Unicom stake (-155 million euros) and in 2015 the positive impact of the divestment in Telecom Italia, S.p.A (380 million euros). In the third quarter, net financial expenses reached 531 million euros (including the aforementioned China Unicom capital loss) and are lower than those of the same period in 2015, affected by non-recurring factors.

Income tax in the first nine months of the year totalled 741 million euros, which over an income before taxes of 2,947 million euros, resulted in an effective rate of 25.2%. In the third quarter, income tax stood at 193 million euros and decreased year-on-year impacted by non-recurring factors.

Profit attributable to minority shareholders reduced July-September net income by 11 million euros (-29 million euros in the third quarter of 2015) mainly due to the profit attributed to minority stakeholders in T. Brasil, partially offset by that of T. Deutschland. In January-September, this item contributed 19 million euros to net income (-41 million in the same period of 2015).

As a result of the previous items, consolidated net income increased to 983 million euros in the quarter (+38.5% year-on-year) and basic earnings per share stood at 0.19 euros (+44.8% year-on-year). In January-September they totalled 2,225 million euros and 0.41 euros per share, respectively.

CapEx for the first nine months of the year totalled 6,016 million euros, including 341 million euros for spectrum acquisitions (331 million euros in the third quarter, of which 282 million euros were in Peru and 47 million euros in Brasil), and was mainly focused on UBB deployment, with the investment in growth and transformation representing 78.8% of the total. In organic terms, it increased by 0.5% vs. the same period of the previous year (-22.4% reported).

Operating cash flow (OIBDA-CapEx) accelerated its year-on-year growth to +10.8% organic in the quarter (+9.3 percentage points vs. the previous quarter) and reached 1,814 million euros. In the first nine months, it totalled 5,915 million euros (+5.7% year-on-year organic; +24.4% reported).

In the first nine months of 2016, interest payments reached 1,746 million euros and decreased by 6.3% year-on-year mainly due to the reduction of debt in euros at fixed rates, partially offset by non-recurring effects.

The effective cost of interest payments in the last twelve months stood at 4.31%, 32 basis points lower year-on-year.

Tax payments amounted to 365 million euros in January-September, 8.2% lower than in the same period of 2015 mainly due to lower payments in advance. In the third quarter they totalled 137 million euros and decreased by 43.0% vs. the third quarter of 2015 due to lower payments in advance and greater refunds from previous years.

Working capital consumption for the nine months (-1,111 million euros) continued to be affected by seasonal factors, partially offset by the implementation of management measures which contributed to cash generation (factoring of accounts receivable and extended payment terms with suppliers or with the factoring firm where those have been discounted). This consumption was 354 million euros higher than that of the same period of the previous year mainly due to (i) regularisation of payments in foreign currency in Argentina, (ii) the positive impact in 2015 of partial financing of spectrum licences in Germany and Ecuador and (iii) deferred revenues from advanced collections in Germany in 2015. It should be noted that in the third quarter, working capital contributed to cash flow generation by 302 million euros due to the intensification in management measures.

Operations with minority shareholders for January-September amounted to 354 million euros and decreased by 14.1% year-on-year mainly due to lower dividend payments in T. Brasil. In the quarter, they totalled 91 million euros, 78 million euros more than in the third quarter of 2015 mainly due to the different dividend payment schedule in T. Brasil.

Thus, free cash flow amounted to 2,315 million euros in the first nine months and increased by 91.9% vs. the same period of 2015 (+5.8% year-on-year excluding spectrum payments). In July-September it amounted to 1,500 million euros, including 330 million euros for spectrum payments mainly in Peru and Brazil, and increased by 7.1% vs. the third quarter of 2015 (+30.8% year-on-year excluding spectrum payments). It is particularly noteworthy the sequential evolution vs. the second quarter (+754 million euros), due to widespread improvements across all captions.

Net financial debt stood at 49,984 million euros at September 2016 and decreased by 2,584 million euros vs. June 2016 due to: i) generation of free cash flow of 1,500 million euros in the quarter, ii) shareholder remuneration (852 million euros, mainly due to the issuance of capital instruments net of coupon payments), iii) net financial divestments (360 million euros mainly associated with the sale of China Unicom stake) and iv) the lower value in euros of net debt in foreign currency (188 million euros). On the other hand, the debt increased in the quarter due to the payment of labour-related commitments (266 million euros), mainly early retirements, and due to other factors affecting the valuation of the liabilities (50 million euros, mainly the refinancing of commercial liabilities). Compared with December 2015, the net financial debt grew by 144 million euros. Factors causing the debt to decrease included: i) generation of free cash flow of 2,315 million euros; ii) lower value in euros of the net debt in foreign currencies (415 million euros) and iii) net financial divestments (212 million euros). On the other hand, debt increased due to: i) shareholder remuneration (dividends, treasury stock, issuance of capital instruments net of coupon payments) for the sum of 1,855 million euros; ii) other factors affecting the valuation of liabilities of 633 million euros (mainly the refinancing of commercial liabilities) and iii) payment of labour-related commitments (598 million euros).

The leverage ratio (net debt over OIBDA) stood at 3.05 times1 at the end of September 2016.

In the first nine months of 2016, Telefónica’s financing activity reached close to 6,800 million equivalent euros, without considering the re-financing of commercial paper and short-term bank loans. The activity focused mainly on strengthening the liquidity position and refinancing the debt maturities in an environment of very low interest rates.

In September, Telefónica Europe B.V., the Dutch subsidiary of Telefónica, S.A., concluded an issuance of perpetual debentures with the subordinated guarantee of Telefónica, S.A., for an aggregate nominal amount of 1,000 million euros, subject to a call option exercisable by the issuer from the fifth year and a half from the issuance date. It should be noted that the strong demand from institutional investors made it possible to fix interest at a rate of 3.750%, making it the lowest coupon ever fixed by Telefónica in a hybrid issuance in euros.

Subsequent to the end of the quarter, Telefónica issued a bond distributed in two tranches, 1,250 million at 4 years and 750 million at 15 years, with the lowest coupons paid by Telefónica historically in an issue in euros with these terms (0.318% and 1.930%, respectively), with the latter being the longest bond to date issued by a Spanish corporate issuer in 2015-2016.

In the first nine months of 2016, Telefónica Group obtained funding by means of extending payment terms with suppliers, or with the factoring firm where those had been discounted, for a total 867 million equivalent euros.

[1]	OIBDA twelve months rolling, excluding goodwill valuation adjustments, capital gains/losses on the sale of companies, the non-recurring impact from restructuring costs in the last 12 months, and firm commitments related to the Telefónica Foundation’s social activities.

Meanwhile, Telefónica, S.A. and its holding companies continued with their issuance activity under the Promissory Note and Commercial Paper Programmes (Domestic and European), increasing the outstanding amount to approximately 4,517 million euros at the end of September.

At the end of September, Telefónica maintained undrawn committed credit lines with different credit institutions for an approximate amount of 13,645 million euros (12,136 million euros maturing in more than twelve months) which combined with the equivalent cash position and current financial assets excluding Venezuela, placed liquidity at 19,843 million euros.

Definition:

Organic Growth: Assumes constant exchange rates from 2015, excludes the impact of hyperinflationary adjustments in Venezuela in both years and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring costs and material non-recurring impacts. CapEx also excludes investments in spectrum.

Digital Services

(year-on-year changes in organic terms)

Digital services revenues stood at 1,162 million euros in the third quarter (+10.7% year-on-year) and 3,511 million in the first nine months of the year (+15.2%).

Video revenues in the quarter (723 million euros) grew year-on-year by 9.9% (+13.3% in the first nine months of the year), driven by the growth of pay TV accesses to 8.4 million at September (4.4 million satellite TV accesses), 3% more than one year ago. The slower pace of growth in the quarter vs. the previous quarter (+5% year-on-year) reflected the seasonality of the period with lower commercial activity.

The focus on improving the value of the video offering is ongoing and thus, in the quarter, new services were launched in Spain, which improve customer experience: Home Zone (ability to watch TV on three devices simultaneously in HD quality) and Recommendations. In Latin America, an agreement was signed with Vivendi to offer exclusive premium content to mobile customers, incorporating two new services: WatchMusic, a music video platform, and STUDIO+, the first international app for short series.

In Security, July-September revenues (83 million euros) maintained the growth trend recorded throughout the year (+28.7% year-on-year; +26.1% in January-September). Telefónica continued to combine the development of innovative own technologies, as demonstrated by the launch of “Path6”, a platform for the detection and analysis of vulnerabilities in mobile apps on a global scale, with the best partnerships in the world of security.

In the consumer segment, accesses with security products reached 22.3 million (2.0x year-on-year), driven by T. Brasil.

M2M revenues reached 51 million euros in the quarter (+3.1% year-on-year; +21.9% in the first nine months), impacted by lower equipment sales. It is worth noting the recognition this quarter of the company as a “Leader” for the third year running in Gartner’s “Magic Quadrant Managed Machine-to-Machine Services, Worldwide”. Telefónica considers this recognition to be a result of its capacity to execute IoT solutions in a wide variety of industry sectors and to develop an innovative vision of the co-creation of solutions together with its customers, particularly in Europe and Latin America.

In the third quarter Cloud revenues reached 123 million euros (+14.6%; +22.3% in January-September) and decelerated their year-on-year growth rate as a result of the different classification of projects vs. the previous year. It is worth highlighting the evolution of the hybrid cloud solution for Corporates (Virtual Data Centre (VDC)) which strengthens the partnership with VMware, and the launch of the eighth VDC in Miami and of the Open Cloud service (“Open Telefónica Cloud”) in Mexico supported by OpenStack. Likewise, Microsoft Office licence sales exceeded 654 thousand globally (+14% vs. September 2015) and “Fusión Pro” in Spain reached more than 225 thousand customers (3.6x year-on-year).

Under the “Telefónica Open Future_” initiative, Wayra UK signed an agreement with the British government to develop cybersecurity technology through the creation of two acceleration centres for startups focused on this field. Additionally, Telefónica Ventures participated in the round of financing for the company Ciber Inteligencia 4iQ led by Trident Capital Cybersecurity.

Telefónica Global Resources

During the third quarter, TGR continued building best connectivity as the differentiating pillar in the Telefónica commercial offering, expanding coverage and capacity of the mobile network and deploying fixed UBB access and capabilities.

The Global Network and Operations area focused on the deployment of an efficient and quality UBB network. This supported the total All-IP transformation. At the same time, the network core capacity is being redesigned and expanded, to support the constant growth of data usage, which in the July-September period grew by 46% year-on-year; 65% in mobile broadband and 45% in fixed broadband.

In this respect, Telefónica successfully demonstrated data speeds of up to 800 Mbps in mobile handsets with the implementation of several technical advances in 4G radio network.

The premises passed with fibre reached 33.7 million at the end of September, of which 16.9 million correspond to Brazil (4.7 million fibre to the home and 12.2 million FTTN) while Spain reached 16.4 million fibre to the home. As of September, 53,377 LTE locations were deployed, enabling LTE coverage to increase to 58% (+9 percentage points year-on-year). In Spain, LTE coverage reached 90%, in Germany 77%, in the United Kingdom 93%, in Brazil 49% and in Hispanoamerica 48%.

A highlight in this quarter was the selection of a new tool to monitor the quality of fixed and mobile networks in real time translating into an improved customer experience. In this sense, fixed access customer experience improvements continue progressing, with the introduction of mechanisms in the Base equipment to provide greater Wi-Fi efficiency and the possibility of managing connectivity in the home from a mobile application.

In terms of innovation, highlights include the inauguration of a 5G-focused laboratory to accelerate both radio and core solutions and the deployment of tools to optimise and automate the management of radio access via SON (Self-Organizing Networks). Finally, was underpinned the launch of the first version of OSM (Open Source MANO), which will contribute to the acceleration of the networks softwarisation.

Additionally, the next generation video services offering incorporate new wireless and cable decoders which provide higher flexibility for the launch of new services in the market.

The Global IT area continued progressing in the E2E digitalisation, with results beginning to show in the operating businesses structural transformation, especially in the Full Stack programmes, with production on the mobile side in Peru being noteworthy, with Brazil migrating fixed clients to its Full Stack and Germany consolidating the old E-Plus systems into Telefónica Deutschland.

Meanwhile, Spain continues to add functionalities to its online channel and video service (e.g. MiTV, Recommendation).

Regarding the remaining dimensions of digitalisation, progress continues to be made in i) New Big Data platforms construction and scaling of the already existing platforms, tripling their capacity this year and ii) Deployment of global applications, expanding their implementation to the main Group operating businesses (e.g. deployment of new modules of the global Human Resources application in Germany and Colombia).

Finally, simplification projects in the traditional systems continue to be implemented, reducing servers (-4.9% year-on-year), Data Centres (-7 in the year) and applications (-175 year-on-year) and increasing virtualisation (+1.7 percentage points year-on-year).

All this has been achieved improving service levels, with an average of 35% fewer critical incidents year-on-year.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	337,505.0	348,093.8	346,226.8	341,475.6	341,262.7	341,922.3	343,932.9	(0.7)
Fixed telephony accesses (1)	36,451.9	40,400.0	40,218.1	39,734.9	39,606.5	39,262.1	38,914.0	(3.2)
Internet and data accesses	18,215.6	21,249.6	21,430.9	21,365.3	21,507.7	21,641.4	21,738.4	1.4
Broadband	17,724.6	20,775.2	20,966.8	20,971.3	21,097.2	21,195.9	21,266.5	1.4
Fibre and VDSL	2,878.7	6,386.4	6,935.1	7,393.1	7,915.1	8,362.0	8,705.1	25.5
Mobile accesses	277,371.0	278,414.0	276,423.5	272,103.9	271,783.2	272,596.8	274,883.7	(0.6)
Prepay	177,579.8	177,429.1	173,699.9	167,845.1	166,005.2	165,619.6	165,912.1	(4.5)
Contract	99,791.2	100,984.8	102,723.5	104,258.8	105,778.0	106,977.2	108,971.6	6.1
M2M	10,230.1	10,681.6	11,050.1	11,526.3	12,583.9	12,988.2	13,591.7	23.0
Pay TV	5,466.5	8,030.3	8,154.3	8,271.6	8,365.4	8,422.0	8,396.7	3.0

Wholesale Accesses	6,475.7	6,401.0	6,271.7	6,062.8	5,826.7	5,591.7	5,480.7	(12.6)

Total Accesses	343,980.7	354,494.8	352,498.5	347,538.4	347,089.4	347,514.0	349,413.5	(0.9)

Notes:

•	GVT and DTS accesses are consolidated from 1 May 2015.

•	Telefónica UK accesses are included since the first quarter of 2015 as it has been reclassified back into full consolidation.

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	64.0%	63.7%	62.8%	61.7%	61.1%	60.8%	60.4%	(2.5 p.p.	)
Contract percentage (%)	36.0%	36.3%	37.2%	38.3%	38.9%	39.2%	39.6%	2.5 p.p.
Smartphones (‘000)	102,215.8	110,156.4	120,003.6	126,178.9	128,326.0	130,058.4	144,588.9	20.5
Prepay	49,712.4	54,510.2	59,961.6	62,823.1	64,140.1	64,957.4	73,339.7	22.3
Contract	52,503.4	55,646.2	60,041.9	63,355.8	64,185.9	65,101.0	71,249.2	18.7
Smartphone penetration (%)	39.2%	42.1%	46.3%	49.5%	50.6%	51.1%	56.4%	10.1 p.p.
Prepay	28.2%	31.0%	34.8%	37.7%	38.9%	39.5%	44.5%	9.7 p.p.
Contract	62.1%	65.2%	69.1%	71.9%	72.2%	72.3%	77.7%	8.6 p.p.
LTE (‘000)	18,965.4	24,341.5	30,209.6	37,375.0	43,870.2	50,077.3	57,342.4	89.8
LTE penetration (%)	7.1%	9.1%	11.4%	15.7%	16.9%	19.3%	22.1%	10.8 p.p.

Notes:

•	GVT and DTS accesses are consolidated from 1 May 2015.

•	Telefónica UK accesses are included since the first quarter of 2015 as it has been reclassified back into full consolidation.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	38,315	41,054	(6.7)	0.8	13,080	13,903	(5.9)	(0.2)
Internal exp. capitalized in fixed assets	636	668	(4.8)	(2.4)	208	233	(10.6)	(5.5)
Operating expenses	(27,191)	(29,378)	(7.4)	(0.2)	(9,181)	(9,935)	(7.6)	(1.6)
Supplies	(11,108)	(12,213)	(9.0)	(3.9)	(3,685)	(4,152)	(11.2)	(5.6)
Personnel expenses	(5,140)	(5,394)	(4.7)	2.8	(1,704)	(1,814)	(6.0)	1.5
Other operating expenses	(10,943)	(11,772)	(7.0)	2.3	(3,791)	(3,969)	(4.5)	1.3
Other net income (expense)	147	45	n.m.	49.7	49	(10)	c.s.	27.9
Gain (loss) on sale of fixed assets	30	120	(75.1)	(36.4)	22	28	(21.8)	61.6
Impairment of goodwill and other assets	(5)	(1)	n.m.	n.m.	(3)	0	c.s.	c.s.
Operating income before D&A (OIBDA)	11,931	12,508	(4.6)	3.1	4,175	4,219	(1.0)	3.1
OIBDA Margin	31.1%	30.5%	0.7 p.p.	0.7 p.p.	31.9%	30.3%	1.6 p.p.	1.0 p.p.
Depreciation and amortization	(7,131)	(7,232)	(1.4)	3.4	(2,458)	(2,401)	2.4	6.1
Operating income (OI)	4,800	5,276	(9.0)	2.8	1,718	1,818	(5.5)	(0.4)
Share of profit (loss) of investments accounted for by the equity method	(2)	(10)	(74.0)		1	(1)	c.s.
Net financial income (expense)	(1,850)	(1,922)	(3.7)		(531)	(777)	(31.6)
Profit before taxes	2,947	3,344	(11.9)		1,187	1,040	14.2
Corporate income tax	(741)	(451)	64.4		(193)	(301)	(36.0)
Profit for the period	2,206	2,893	(23.8)		995	739	34.6
Non-controlling interests	19	(41)	c.s.		(11)	(29)	(61.2)
Net Income	2,225	2,852	(22.0)		983	710	38.5
Weighted average number of ordinary shares outstanding during the period (millions)	4,919	4,912	0.1		4,910	5,003	(1.9)
Basic earnings per share (euros)	0.41	0.54	(23.6)		0.19	0.13	44.8

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2015, has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.

•	Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

•	2015 and 2016 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	Group consolidated results consolidate GVT and DTS’ results since 1 May 2015.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	38,315	41,054	(6.7)	0.8	13,080	13,903	(5.9)	(0.2)
Voice & access	16,656	20,004	(16.7)	(8.2)	5,569	6,549	(15.0)	(7.7)
Broadband Connectivity	13,291	12,562	5.8	16.3	4,604	4,344	6.0	13.9
Services over Connectivity (SoC)	4,607	3,846	19.8	8.7	1,752	1,434	22.1	4.1
Others	3,760	4,641	(19.0)	(10.6)	1,156	1,576	(26.6)	(14.9)

TELEFÓNICA

GUIDANCE 2016

2015 Base		Operative 2016 Guidance	2016
			Jan-Sep
46,757	Revenues (% Chg YoY)	Growth > 4%	3.0%
31.5%	OIBDA margin (Chg YoY)	Stabilising vs. 2015	0.4 p.p.
16.8%	CapEx / Sales	Around 17%	15.3%

•	Guidance criteria 2016: Assumes constant exchange rates as of 2015 (average FX in 2015) and maintaining current company perimeter. Excludes T. Venezuela’s and O2 UK’s results. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges. CapEx also excludes investment in spectrum.

2015 adjusted base excludes:

•	OIBDA excludes additionally tower sales, the provision for restructuring charges, the provision to optimize the distribution network in Spain, the provision for Telefónica Foundation, impairments and the final settlement agreement related to the acquisition of E-Plus.

•	CapEx excludes additionally spectrum acquisition.

2015 adjusted base includes GVT’s results in T. Brasil, along with DTS’ results in T. España, since May 2015.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - September			%
	2016 Reported	2016 Organic	2015 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	38,315	42,211	41,876	0.8	(6.7)
OIBDA	11,931	13,154	12,755	3.1	(4.6)
OIBDA margin	31.1%	31.2%	30.5%	0.7 p.p.	0.7 p.p.
Operating Income (OI)	4,800	5,538	5,387	2.8	(9.0)
CapEx	6,016	6,373	6,338	0.5	(22.4)
OpCF (OIBDA-CapEx)	5,915	6,781	6,417	5.7	24.4

	2016	2015
Reported revenues	38,315	41,054
Forex impact	3,921
Hyperinflation in Venezuela	(25)	(31)
Changes in the consolidation perimeter		854

Organic revenues	42,211	41,876
Reported OIBDA	11,931	12,508
Forex impact	1,091
Hyperinflation in Venezuela	4	22
Tower sales	(1)	(47)
Restructuring charges provision	113	90
Capital gains/losses on sale of companies	16
Changes in the consolidation perimeter		183

Organic OIBDA	13,154	12,755

Reported CapEx	6,016	7,753
Forex impact	726
Hyperinflation in Venezuela	(1)
Spectrum acquisition	(368)	(1,587)
Changes in the consolidation perimeter		172

Organic CapEx	6,373	6,338

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2016 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of September 2015. Forex impact on those effects is totally included under “Forex impact” epigraph.

•	Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	July - September			%
	2016 Reported	2016 Organic	2015 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	13,080	13,763	13,795	(0.2)	(5.9)
OIBDA	4,175	4,410	4,276	3.1	(1.0)
OIBDA margin	31.9%	32.0%	31.0%	1.0 p.p.	1.6 p.p.
Operating Income (OI)	1,718	1,921	1,929	(0.4)	(5.5)
CapEx	2,362	2,147	2,233	(3.8)	5.3
OpCF (OIBDA-CapEx)	1,814	2,263	2,043	10.8	(8.2)

	2016	2015
Reported revenues	13,080	13,903
Forex impact	761
Hyperinflation in Venezuela	(78)	(79)
Changes in the consolidation perimeter		(29)

Organic revenues	13,763	13,795

Reported OIBDA	4,175	4,219
Forex impact	200
Hyperinflation in Venezuela	(19)	(6)
Restructuring charges provision	38	73
Capital gains/losses on sale of companies	16
Tower sales		(7)
Changes in the consolidation perimeter		(4)

Organic OIBDA	4,410	4,276

Reported CapEx	2,362	2,243
Forex impact	162
Hyperinflation in Venezuela	(18)	(10)
Spectrum acquisition	(358)	2
Changes in the consolidation perimeter		(2)

Organic CapEx	2,147	2,233

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2016 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of September 2015. Forex impact on those effects is totally included under “Forex impact” epigraph.

•	Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015) and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	September 2016	December 2015	% Chg
Non-current assets	101,188	101,614	(0.4)
Intangible assets	20,449	21,149	(3.3)
Goodwill	28,123	27,395	2.7
Property, plant and equipment and Investment properties	34,549	33,910	1.9
Investments accounted for by the equity method	71	80	(10.6)
Non-current financial assets	9,693	10,405	(6.8)
Deferred tax assets	8,303	8,675	(4.3)
Current assets	19,478	18,715	4.1
Inventories	1,153	1,456	(20.8)
Trade and other receivables	10,749	10,226	5.1
Current financial assets	3,094	3,053	1.4
Tax receivables	1,304	1,341	(2.8)
Cash and cash equivalents	3,154	2,615	20.6
Non-current assets and disposal groups classified as held for sale	25	24	4.6
Total Assets = Total Equity and Liabilities	120,667	120,329	0.3
Equity	27,093	25,436	6.5
Equity attributable to equity holders of the parent and other holders of equity instruments	17,167	15,771	8.9
Non-controlling interests	9,926	9,665	2.7
Non-current liabilities	59,064	60,509	(2.4)
Non-current interest-bearing debt	45,701	47,117	(3.0)
Non-current trade and other payables	1,973	2,388	(17.4)
Deferred tax liabilities	2,303	2,550	(9.7)
Non-current provisions	9,087	8,454	7.5
Current liabilities	34,510	34,384	0.4
Current interest-bearing debt	15,470	12,970	19.3
Current trade and other payables	14,948	17,134	(12.8)
Current tax payables	2,199	2,241	(1.9)
Current provisions	1,893	2,022	(6.4)
Liabilities associated with non-current assets and disposals groups held for sale	—	17	—
Financial Data
Net Financial debt (1)	49,984	49,840	0.3

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer be reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Figures in million euros. Net Financial Debt in September 2016 includes: Non-current interest-bearing debt + Non-current trade and other payables (742) + Current interest-bearing debt + Current trade and other payables (464)—Non-current financial assets (5,675)—Current financial assets—Current trade and other receivables (471)—Cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - September
		2016	2015	% Chg
I	Cash flow from operations	11,413	11,525	(1.0)
II	Net interest payment (1)	(1,746)	(1,863)
III	Payment for income tax	(365)	(398)
A=I+II+III	Net cash provided by operating activities	9,302	9,264	0.4
B	Net payment for investment in fixed and intangible assets	(7,230)	(8,217)
	Spectrum (2)	(343)	(1,306)
C=A+B	Net free cash flow after CapEx	2,071	1,047	97.9
D	Net Cash received from sale of Real Estate	2	8
E	Net payment for financial investment	645	(697)
F	Net payment for operations with minority shareholders and treasury stock (3)	(2,209)	(365)
G=C+D+E+F	Free cash flow after dividends	510	(8)	c.s.
H	Effects of exchange rate changes on net financial debt	(415)	(794)
I	Effects on net financial debt of changes in consolid. and others	1,068	5,339
J	Net financial debt at beginning of period	49,840	45,087
K=J-G+H+I	Net financial debt at end of period	49,984	49,639	0.7

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

Unaudited figures (Euros in millions)

	January - September
	2016	2015	% Chg
OIBDA	11,931	12,508	(4.6)
- CapEx accrued during the period	(6,016)	(7,753)
- Payments related to cancellation of commitments	(598)	(572)
- Net interest payment	(1,746)	(1,863)
- Payment for tax	(365)	(398)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(25)	(119)
- Investment In working capital and other deferred income and expenses	(1,111)	(756)
= Net Free Cash Flow after CapEx	2,071	1,047	97.9
+ Payments related to cancellation of commitments	598	572
- Dividends paid to minority shareholders	(354)	(412)
= Free Cash Flow	2,315	1,206	91.9
Weighted average number of ordinary shares outstanding during the period (millions)	4,919	4,912
= Free Cash Flow per share (euros)	0.47	0.25	91.7

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in million euros. 2016 includes the following spectrum payments: 281 in Peru, 47 in Brazil, 4 in UK, 4 in Spain, 3 in Colombia, 3 in Germany and 1 in Nicaragua. In 2015: 976 in Germany, 201 in Argentina, 67 in Ecuador, 49 in Spain, 6 in Chile, 4 in Colombia, 2 in UK and 1 in Nicaragua.
(3)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		September 2016
	Long-term debt (1)	46,443
	Short term debt including current maturities (2)	15,934
	Cash and cash equivalents	(3,154)
	Short and Long-term financial investments (3)	(9,240)
A	Net Financial Debt	49,984
	Gross commitments related to employee benefits (4)	5,729
	Value of associated Long-term assets (5)	(621)
	Taxes receivable (6)	(1,339)
B	Net commitments related to employee benefits	3,770
A + B	Total Debt + Commitments	53,753
	Net Financial Debt / OIBDA (7)	3.05x

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	2016 reported figures include hyperinflationary adjustments in Venezuela in both years.

(1)	Includes “Non current interest-bearing debt” and 742 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 464 million euros of “Other current payables”.
(3)	Includes “Current financial assets”, 5,675 million euros of “Non-current financial assets” and 471 million euros of “Trade and other current receivables”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, “Provisions for Pension Funds of Other Companies” and “Voluntary Employment Suspension Plan”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	OIBDA 12 months rolling, excluding impairments, losses from sale of companies, the non-recurring impact from restructuring costs in the 12 months rolling and the firm commitments relating to the Telefónica Foundation’s social activities.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Sep 2016	Jan - Sep 2015	September 2016	December 2015
USA (US Dollar/Euro)	1.116	1.114	1.116	1.089
United Kingdom (Sterling/Euro)	0.801	0.727	0.862	0.734
Argentina (Argentine Peso/Euro)	16.202	9.981	17.038	14.197
Brazil (Brazilian Real/Euro)	3.937	3.485	3.624	4.251
Chile (Chilean Peso/Euro)	758.104	711.288	734.549	773.150
Colombia (Colombian Peso/Euro)	3,409.955	2,919.350	3,215.031	3,428.826
Costa Rica (Colon/Euro)	611.621	602.410	623.830	593.120
Guatemala (Quetzal/Euro)	8.518	8.530	8.395	8.309
Mexico (Mexican Peso/Euro)	20.396	17.320	21.631	18.779
Nicaragua (Cordoba/Euro)	31.736	30.175	32.336	30.405
Peru (Peruvian Nuevo Sol/Euro)	3.758	3.495	3.795	3.713
Uruguay (Uruguayan Peso/Euro)	34.175	29.511	31.744	32.604
Venezuela (Bolivar Fuerte/Euro) (3)	735.294	223.414	735.294	216.310

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 30/09/16 and 31/12/15.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-September 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (659 Venezuelan bolivars fuertes per dollar).

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	September 2016
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	79%	12%	7%	2%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	September 2016
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	81%	19%	0%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	5/12/2016
S&P1	BBB	A-2	Stable	5/17/2016
Fitch[1]	BBB	F-3	Stable	9/5/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Cash-settled equity-linked bonds related to Telefónica, S.A. shares	9-Mar-16	600	EUR	Telefónica Participaciones, S.A.U.	0.000%	9-Mar-21	XS1377251423
Eurobond	13-Apr-16	1,400	EUR	Telefónica Emisiones, S.A.U.	0.750%	13-Apr-22	XS1394777665
Eurobond	13-Apr-16	1,350	EUR	Telefónica Emisiones, S.A.U.	1.460%	13-Apr-26	XS1394764689
Bond	28-Sep-16	94,410	CLP	Telefónica Móviles Chile	4.900%	13-Sep-21	BTMOV-K	(1)
Eurobond	17-Oct-16	1,250	EUR	Telefónica Emisiones, S.A.U.	0.318%	17-Oct-20	XS1505554698
Eurobond	17-Oct-16	750	EUR	Telefónica Emisiones, S.A.U.	1.930%	17-Oct-31	XS1505554771

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	15-Sep-16	1,000	EUR	Telefónica Europe B.V.	3.750%	15-Mar-22	XS1490960942

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-21
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-19
Loan on supplies	8-Mar-16	300	EUR	Telefónica, S.A.	8-Mar-21
Syndicated facility	22-Mar-16	750	EUR	Telefónica Germany GmbH & Co. OHG	22-Mar-21
Club deal loan	15-Apr-16	150	USD	Telefónica Móviles Chile	15-Apr-21
EIB Financing	13-Jun-16	450	EUR	Telefónica Germany GmbH & Co. OHG	13-Jun-25	(2)

1.	Santiago exchange code
2.	Maximum maturity date

02

TELEFÓNICA ESPAÑA

(year-on-year changes in organic terms)

Telefónica España results maintained a solid performance during the quarter and continued to post profitable growth, underpinned by a high value offer leveraged on differential assets and unique positioning. Commercial activity in the market is focused on increasing the penetration of higher quality services, supported by growing demand; these higher value services are related with higher levels of customer satisfaction and loyalty, generating a positive impact due to lower levels of portability and a relative cooling of the market.

Meanwhile, commercial activity of the last three months was affected by the renewal on 3 July of the convergent portfolio “Movistar Fusión+” and the seasonality of the summer period with lower volume of gross additions, although the notable improvement in the value mix of customers and greater cost efficiencies, translated into an improvement in service revenues, OIBDA and margin (+0.6%, +1.8% and +0.9% year-on-year respectively, excluding non-recurring effects).

Total accesses stood at 41.4 million, with 27.9 million corresponding to consumer retail customers.

“Movistar Fusión” consumer reached 4.3 million customers (+7% year-on-year) and 2.3 million additional mobile lines (+17% year-on-year), with quarterly net additions of 17 thousand new bundles, affected by the change in tariffs and the lower market activity. Highlights included the higher penetration of convergent “Fusión” customers over total consumer customers: 83% in broadband (+4 percentage points year-on-year, +1 percentage points quarter-on-quarter), 79% in TV (+13 percentage points year-on-year, +2 percentage points quarter-on-quarter) and 71% in mobile contract (+6 percentage points year-on-year, +2 percentage points quarter-on-quarter).

Additionally, the upselling of current customers and the capture of new customers intensified in the higher value services thanks to the new “Fusión” portfolio. Thus, 35% of “Fusión” customers now enjoys ultrafast fibre (+8 percentage points year-on-year; +3 percentage points quarter-on-quarter) and 68% of pay TV (+10 percentage points year-on-year; +1 percentage points quarter-on-quarter). In the quarter activity, it is also worth to highlight that 54% of “Fusión” gross additions were completely new customers (vs. 51% in April-June) and 94% were incorporating at least one new service.

The quarterly ARPU of “Fusión” stood at 81.8 euros, and posted strong growth of 10.8% year-on-year (+3% quarter-on-quarter) driven by the update of tariffs of February, the better customer mix and the renewal of the portfolio (applicable to gross additions from the month of July and to the base from August). Churn continued to reflect greater customer loyalty with multiple bundled services and stood at 1.3% in the quarter (+0.1 percentage points year-on-year, +0.2 percentage points quarter-on-quarter).

Retail fixed telephony accesses (-3% year-on-year) recorded a net loss of 71 thousand accesses in the quarter, while churn remained stable year-on-year and vs. the previous quarter.

Retail broadband accesses grew by 2% year-on-year, with quarterly net additions of 15 thousand accesses affected by the change of tariffs and the lower volume of gross additions in the quarter. However, the commercial activity improved throughout the quarter and churn remained stable year-on-year and quarter-on-quarter at 1.3%.

Fibre accesses stood at 2.8 million (x1.5 vs. September 2015) after recording net quarterly additions of 155 thousand accesses, and almost accounted for half of the broadband base (47%; +14 percentage points year-on-year; +2 percentage points quarter-on-quarter).

Driven by the renewed “Movistar Fusión+” portfolio, ultrafast fibre trading, with additional 10 euros of ARPU, was intensified in both new Movistar customers and broadband customers migrating from lower speeds. Thus, 100 or 300 Mb accesses posted record net additions in the quarter of 159 thousand new accesses, and represented 67% of the total fibre base (+2 percentage points quarter-on-quarter). Fibre accesses are now available in 16.4 million premises by the end of September (700 thousand more than at June).

The fibre customers enhance their user experience and increase their video consumption, which translate into their monthly data consumption which posted a 20% year-on-year and doubled that of ADSL customers.

Pay TV accesses grew 4% year-on-year and stood at 3.7 million, including 678 thousand DTS satellite accesses by satellite. Net additions for July-September (-44 thousand) was the result of the loss of satellite customers (-54 thousand) not offset by net additions of IPTV customers (+10 thousand), in a quarter affected by the change in tariffs, lower volume of gross additions due to the seasonality of the period and the start of the football season (with greater promotional activity in the market). Meanwhile, churn for the quarter decreased 1.1 percentage points year-on-year to 1.8%.

Mobile accesses remained practically stable year-on-year and recovered their total year-on-year growth with 104 thousand net additions. This improvement was driven by outstanding contract net additions of 217 thousand lines (50 thousand in the second quarter of the year) that reflect the incorporation of additional mobile lines into different bundles of the new “Movistar Fusión+” portfolio and a significant improvement in the portability balance and in the migrations from prepay. Excluding M2M, net contract additions amount to 139 thousand (vs. -13 thousand in the previous quarter). Contract churn ex M2M remained stable year-on-year and quarter-on-quarter at 1.3%.

Smartphone penetration (69%; +4 percentage points year-on-year) and LTE (36%; +16 percentage points year-on-year) continued to drive mobile data traffic (+60% year-on-year in the quarter). At the same time, LTE coverage reached 90% of the population (+4 percentage points vs. June; and 96% applying a homogeneous criterion to that used by the rest of market players).

Wholesale accesses increased to 4.6 million (-12% year-on-year) with a loss of 104 thousand accesses in July-September, although fibre wholesale accesses grew to 260 thousand (doubling year-on-year).

Operating revenues for the quarter (3,169 million euros) remained practically stable year-on-year (-0.4%) despite the lower handset revenues (-20.8%). In January-September revenues increased to 9,497 million euros, in line with the same period of 2015 (-0.1%; +3.4% reported).

The growth of service revenues continued solid (+0.6% in July-September and +0.9% in the first nine months). It is worth to note that the slight deceleration in their pace of growth vs. the second quarter (+1.1%) was affected by the fading from the third quarter onwards of the impact due to the change in “Fusión” tariffs implemented in May 2015, the lower TV revenues and the seasonality of the IT business revenue. By segments:

Consumer revenues (1,644 million euros in the quarter) increased year-on-year by 1.2% (+0.2 percentage points vs. the previous quarter) driven by “Fusión” revenues (+20.5% year-on-year to 1,049 million euros; -2.2 percentage points quarter-on-quarter). Meanwhile, the rate of decline of “non-Fusión” revenues was slightly reduced sequentially (-21.1% year-on-year; vs. -21.8% in the second quarter) with a more moderate decline in satellite television revenues.

Corporate revenues (830 million euros in July-September) decreased by 4.9% year-on-year changing the trend of the previous quarter (+0.6% year-on-year), due to lower communication revenues (-4.7%; vs. -2.0% in the second quarter) and due to lower growth in IT revenues affected by seasonality (-5.6%; vs. +11.8% in the second quarter) which is expected to recover in coming quarters.

Other revenues (578 million euros in the quarter) increased by 8.0% compared with the same period in 2015, and improved sequentially (+6.0 percentage points) due to higher revenues from MVNOs and interconnection, and despite lower wholesale revenues vs. March-June. This improvement in growth reflected also the better year-on-year comparison as since the third quarter of 2015 no revenue from the MVNO with ONO was booked.

Operating expenses (1,910 million euros in the quarter) decreased by 0.3% year-on-year thanks to lower personnel expenses and external services, although the rate of decline slowed down vs. the previous quarter due to the increased supplies. In January-September expenses increased to 5,830 million euros (-1.2% year-on-year; +4.6% reported).

Supplies (827 million euros in July-September) increased by 9.0% year-on-year (+5.0% in the second quarter) due to the higher cost of TV content. On the other hand, net content expenses (from wholesale TV revenues), accelerated their growth to 20% year-on-year (vs. +9% in the second quarter) reflecting the higher cost related to the start of the new football season.

Personnel expenses (523 million euros this quarter) decreased by 8.9% year-on-year reflecting the savings generated by the employment suspension plan (66 million euros in the quarter). At the close of September, the total headcount of Telefónica España stood at 28,522 employees (-11% vs. December 2015).

Other operating expenses (560 million euros in July-September) decreased by 4.1% year-on-year mainly due to a lower commercial cost (handset subsidy, advertising and channels).

OIBDA reached 1,372 million euros in July-September. It must be noted that OIBDA was impacted in the third quarter of 2016 by the capital gains from the sale of real estate (38 million euros) and, in the third quarter of 2015 by similar capital gains (32 million euros) and by an adjustment in the asset valuation of DTS (38 million euros). Stripping out said non-recurrent impacts, both OIBDA and margin in the quarter grew year-on-year by 1.8% and 0.9% respectively.

OIBDA in January-September amounted to 3,955 million euros and margin stood at 41.6%. Stripping out non-recurrent items, OIBDA for the first nine months of the year increased by 2.1% and margin expanded by 0.9 percentage points year-on-year.

CapEx stood at 1,283 million euros in the first nine months of the year, including 7 million euros for the purchase of spectrum in the second quarter of the year (-0.4% year-on-year; -9.1% in the quarter).

Thus, operating cash flow showed year-on-year growth for the second consecutive quarter (+7.1% excluding non-recurrent items) and reached 2,672 million euros in the first nine months (+3.4% excluding non-recurrent items).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	9,497	9,182	3.4	(0.1)	3,169	3,180	(0.4)	(0.4)
Mobile handset revenues	355	446	(20.5)	(20.5)	117	147	(20.8)	(20.8)
Revenues ex-mobile handset revenues	9,142	8,736	4.6	0.9	3,052	3,033	0.6	0.6
Consumer (1)	4,906	4,553	7.7	1.3	1,644	1,625	1.2	1.2
Fusión	3,043	2,473	23.0	23.0	1,049	870	20.5	20.5
Non-Fusión	1,863	2,080	(10.4)	(21.4)	595	754	(21.1)	(21.1)
Business	2,543	2,604	(2.4)	(2.3)	830	873	(4.9)	(4.9)
Communications	2,033	2,118	(4.0)	(4.0)	665	697	(4.7)	(4.7)
IT	510	486	4.9	4.9	165	175	(5.6)	(5.6)
Other (2)	1,694	1,580	7.2	5.0	578	536	8.0	8.0
Internal expenditure capitalized in fixed assets	245	250	(2.0)	(2.1)	76	80	(5.5)	(5.5)
Operating expenses	(5,830)	(5,573)	4.6	(1.2)	(1,910)	(1,916)	(0.3)	(0.3)
Supplies	(2,476)	(2,130)	16.3	4.7	(827)	(758)	9.0	9.0
Personnel expenses	(1,640)	(1,696)	(3.3)	(4.7)	(523)	(574)	(8.9)	(8.9)
Other operating expenses	(1,714)	(1,748)	(1.9)	(5.6)	(560)	(584)	(4.1)	(4.1)
Other net income (expense)	(1)	1	c.s.	c.s.	2	1	87.0	87.0
Gain (loss) on sale of fixed assets	47	109	(56.7)	(33.3)	37	37	0.5	0.5
Impairment of goodwill and other assets	(3)	(1)	92.8	92.8	(1)	(1)	15.4	15.4
Operating income before D&A (OIBDA)	3,955	3,967	(0.3)	0.8	1,372	1,381	(0.6)	(0.6)
OIBDA Margin	41.6%	43.2%	(1.6 p.p. )	0.4 p.p.	43.3%	43.4%	(0.1 p.p. )	(0.1 p.p. )
CapEx	1,283	1,322	(3.0)	(0.4)	393	433	(9.1)	(9.1)
Spectrum	7	49	(85.0)		—	—	—
OpCF (OIBDA-CapEx)	2,672	2,645	1.0	1.3	979	948	3.2	3.3

Note:

•	The reported figures include DTS in Telefónica España’s consolidation perimeter from 1 May 2015.

•	OIBDA and OI before management and brand fees.

•	Mobile handset revenues have been restated from 1 January 2015 including all the business of Telefónica España (previously only Telefónica Móviles España).

(1)	Consumer revenues include residential and SOHO revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	35,882.6	36,958.2	36,868.1	36,935.6	36,791.3	36,765.2	36,769.8	(0.3)
Fixed telephony accesses (1)	10,321.9	10,126.6	10,064.9	10,005.6	9,910.6	9,854.2	9,783.7	(2.8)
Internet and data accesses	5,972.7	5,905.1	5,947.8	6,000.0	6,012.8	6,061.6	6,076.6	2.2
Broadband	5,928.3	5,861.0	5,906.1	5,962.0	5,978.6	6,030.2	6,045.3	2.4
Fibre	1,560.3	1,720.7	1,950.5	2,223.0	2,458.3	2,675.7	2,830.7	45.1
Mobile accesses	17,448.6	17,330.7	17,272.0	17,258.5	17,140.1	17,094.4	17,198.2	(0.4)
Prepay	3,122.6	2,989.1	2,881.1	2,777.1	2,675.7	2,579.7	2,466.1	(14.4)
Contract	14,325.9	14,341.6	14,390.9	14,481.4	14,464.5	14,514.7	14,732.1	2.4
M2M	1,662.4	1,726.5	1,705.6	1,778.8	1,827.2	1,890.5	1,968.8	15.4
Pay TV (2)	2,139.5	3,595.7	3,583.4	3,671.5	3,727.8	3,755.0	3,711.4	3.6

Wholesale Accesses	5,333.6	5,286.7	5,200.4	5,037.7	4,866.9	4,693.3	4,589.3	(11.8)
Fibre	66.5	97.9	124.4	144.7	176.6	210.3	259.7	108.8

Total Accesses	41,216.2	42,244.9	42,068.4	41,973.3	41,658.2	41,458.6	41,359.2	(1.7)

(1)	Includes fixed wireless and VoIP accesses.
(2)	From the second quarter of 2015, Pay TV accesses include DTS.

CONSUMER ACCESSES (Fusión + non-Fusión)

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses	7,782.2	7,609.9	7,559.7	7,509.9	7,428.5	7,382.1	7,319.0	(3.2)
Internet and data accesses	5,119.0	5,049.6	5,089.0	5,135.8	5,145.4	5,186.4	5,195.5	2.1
Mobile accesses	12,240.0	12,049.3	12,001.3	11,920.1	11,759.7	11,676.5	11,691.5	(2.6)
Prepay	3,122.6	2,989.2	2,881.1	2,777.1	2,675.7	2,579.7	2,466.1	(14.4)
Contract	9,117.3	9,060.0	9,120.2	9,143.0	9,084.0	9,096.8	9,225.4	1.2
Pay TV	2,139.5	3,595.7	3,583.4	3,671.5	3,727.8	3,755.0	3,711.4	3.6

Total Consumer Accesses	27,280.6	28,304.5	28,233.5	28,237.2	28,061.4	28,000.0	27,917.4	(1.1)

TOTAL MOBILE ACCESSES

Unaudited figures

	2015				2016
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	17.9%	17.2%	16.7%	16.1%	15.6%	15.1%	14.3%	(2.3 p.p.	)
Contract percentage (%)	82.1%	82.8%	83.3%	83.9%	84.4%	84.9%	85.7%	2.3 p.p.
Smartphones (‘000)	9,801.4	9,877.2	10,052.6	10,169.0	10,200.2	10,295.8	10,500.3	4.5
Prepay	365.7	351.4	348.8	383.5	366.3	390.2	379.1	8.7
Contract	9,435.7	9,525.8	9,703.8	9,785.5	9,833.9	9,905.6	10,121.2	4.3
Smartphone penetration (%)	62.8%	64.0%	65.2%	66.3%	67.2%	68.3%	69.5%	4.3 p.p.
Prepay (%)	11.7%	11.8%	12.1%	13.8%	13.7%	15.1%	15.4%	3.3 p.p.
Contract (%)	75.6%	76.5%	77.4%	77.9%	78.7%	79.2%	80.0%	2.6 p.p.
LTE (‘000)	2,159.4	2,554.2	2,995.9	3,293.0	4,520.7	5,050.0	5,444.0	81.7
LTE penetration (%)	13.7%	16.4%	19.2%	21.3%	29.5%	33.2%	35.7%	16.5 p.p.

CONSUMER FUSIÓN

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Fusión Customers	3,866.2	3,880.7	4,002.7	4,140.3	4,209.1	4,268.8	4,286.1	7.1
Fibre 100/300	891.8	957.1	1,064.4	1,188.1	1,267.4	1,345.9	1,491.0	40.1
IPTV/Satellite	1,926.6	2,035.7	2,339.1	2,600.2	2,768.6	2,873.6	2,914.9	24.6
Mobile add-ons	1,870.5	1,915.2	1,969.1	2,016.5	2,023.3	2,084.1	2,302.7	16.9

CONSUMER FUSIÓN

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg
Fusión ARPU (EUR)	68.6	71.3	73.8	73.2	78.2	79.8	81.8	10.8
Fusión churn	0.9%	1.4%	1.1%	1.1%	1.3%	1.1%	1.3%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dic	Jan-Mar	Jan-Jun	Jan-Sep	% Chg
Fusión ARPU (EUR)	68.6	70.0	71.3	71.8	78.2	79.0	79.9	12.2
Fusión churn	0.9%	1.2%	1.2%	1.2%	1.3%	1.2%	1.2%	0.1 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg
Total voice traffic (Million minutes)	42,519	41,500	38,950	38,963	38,139	39,876	37,214	(4.5)
Fixed voice traffic	23,895	22,866	20,958	20,863	20,456	20,903	18,927	(9.7)
Mobile voice traffic	18,624	18,634	17,993	18,100	17,683	18,973	18,287	1.6
Total data traffic (TB)	1,007,617	946,695	1,075,921	1,237,898	1,333,989	1,363,624	1,442,518	34.1
Fixed data traffic	982,743	916,869	1,037,339	1,200,768	1,291,860	1,319,042	1,380,891	33.1
Mobile data traffic	24,874	29,826	38,582	37,129	42,129	44,583	61,627	59.7

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg
Total voice traffic (Million minutes)	42,519	84,018	122,969	161,932	38,139	78,015	115,229	(6.3)
Fixed voice traffic	23,895	46,761	67,718	88,582	20,456	41,359	60,286	(11.0)
Mobile voice traffic	18,624	37,258	55,250	73,351	17,683	36,656	54,943	(0.6)
Total data traffic (TB)	1,007,617	1,954,312	3,030,233	4,268,131	1,333,989	2,697,613	4,140,131	36.6
Fixed data traffic	982,743	1,899,612	2,936,951	4,137,720	1,291,860	2,610,901	3,991,793	35.9
Mobile data traffic	24,874	54,700	93,282	130,411	42,129	86,712	148,338	59.0

Notes:

Since 1 January 2015:

•	Consumer accesses (Fusión + Non-Fusión) include accesses of services taken out by the Consumer segment (including SOHOs).

•	Fusión Consumer ARPU: average monthly Consumer Fusión revenue divided by average customers for the period.

•	Fusión Consumer customer base excludes SME’s customers.

•	Fusión Consumer mobile add-ons include “Vive 13” accesses associated to Fusión packages.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(year-on-year changes in organic terms)

In the third quarter of 2016, Telefónica Deutschland successfully completed the migration of the E-Plus contract customer base to its premium brand O2 and announced its new premium portfolio “O2 free”. The new proposition, which is available for existing and new customers from 5 October 2016, underpins the company’s data monetisation strategy, offering more content at higher price points with a clear focus on retaining and developing the premium customer base. At the same time, Telefónica Deutschland progressed further with the integration of E-Plus and delivered its synergy targets, while maintaining good trading momentum in a highly competitive German mobile market.

The contract mobile customer base registered 426 thousand net additions in the third quarter (excluding a reclassification of 172 thousand from prepay to contract related to migration activities) and increased vs. the second quarter (339 thousand), again driven by sustained strong contribution from partners (59% of gross additions after 53% in the second quarter). Contract customer base grew 5% year-on-year and reached 20.2 million at the end of September and increased its share over total mobile accesses to 46% (+1 p.p. year-on-year). The prepay customer base stood at 23.9 million, posting 231 thousand net addtions in the third quarter; reflecting summer seasonality in the partner business.

Smartphone penetration increased 6 percentage points year-on-year to 59% on the continued growth of LTE. LTE penetration improved to 24% (+ 8 percentage points year-on-year) and the LTE customer base stood at 10.6 million accesses (+51% year-on-year). As a result of this and the higher usage of music and video streaming, mobile data traffic grew 46% year-on-year vs. the nine months period of 2015.

Data ARPU grew 3.6% year-on-year for the period July to September (+3.9% year-on-year in the second quarter) driven by the non-SMS data ARPU (+11.2%). Contract ARPU performance (-4.7% year-on-year vs. -3.3% in the prior quarter) continued to reflect the strong contribution from partners and the resulting mix-shift from retail to wholesale. As a result, blended mobile ARPU performance stabilized sequentially at -3.8% year-on-year.

Retail broadband continued to benefit from the strong demand for VDSL (63 thousand VDSL net additions for the period July to September) and the customer base further stabilised year-on-year, registering 4 thousand net additions for the nine month period.

Revenues in the third quarter of 2016 totalled 1,876 million euros and declined 5.2% year-on-year mainly driven by lower handset sales and mobile service revenue, though posting an slight trend improvement compared to the second quarter (-5.9% year-on-year). In the first nine months, revenues reached 5,567 million euros (-4.5% year-on-year).

Mobile service revenues amounted to 1,394 million euros in the third quarter, with a broadly stable performance quarter-on-quarter (-1.8% year-on-year vs. -1.7% in the second quarter) and improved trends when excluding regulatory effects (-0.9% year-on-year in the third quarter; -1.5% in April-June). The higher share of wholesale revenue as well as the continued headwinds from legacy base customers updating its tariffs, remain drivers of the year-on-year performance. In the nine months period, mobile service revenues totaled 4,088 million euros (-1.6% year-on-year).

Mobile data revenues in the July to September period increased by 5.4% year-on-year to 767 million euros on the back of continued growth of non-SMS data revenues (+13.2% year-on-year to 592 million euros), leveraging a 15% quarter-on-quarter increase of average data usage amongst the O2 contract LTE customers (1.6 GB per month in the third quarter) and the higher LTE customer base. As a result, mobile data revenues share over total mobile service revenues in the quarter increased 4 percentage points year-on-year to 55% and non-SMS data represented 77% of mobile data revenues (+5 percentage points year-on-year).

Handset sales came to 227 million euros in the third quarter, a similar year-on-year decrease as in the prior quarter of 24.5% mainly explained by longer handset replacement cycles and a generally lower demand for handsets in the market.

Fixed revenues (245 million euros) fell 4.3% year-on-year for the period July to September explained by the lower wholesale fixed broadband revenues. Retail DSL revenue trends maintained a similar performance as in the second quarter (-8.1% year-on-year) due to a broadly stable customer base and the phasing of promotional effects.

Operating expenses reached 1,434 million euros in the quarter (-7.9% year-on-year) and 4,352 million euros in the first nine months (-6.1% year-on-year) and includes restructuring expenses (22 million euros in the third quarter and 59 million euros in the nine months; 2015: 63 and 66 respectively).

Supplies declined 13.3% year-on-year to 572 million euros in July-September driven by lower interconnection and hardware costs (-9.5% year-on-year in the period January to September).

Personnel expenses amounted to 155 million euros, down 5.3% in the third quarter and 9.7% in the nine months period, mainly on the back of the restructuring programme.

Other operating expenses were 707 million euros in July-September, lower year-on-year by 3.6% on the back of successful synergy capture; rollover effects from prior year activities as well as incremental gains from the initiatives started in 2015, with the migration of contract customers already completed.

OIBDA growth ramped-up in the quarter to 3.6% year-on-year excluding non-recurrent factors and totalled 464 million euros leveraged on incremental synergies (30 million euros in the quarter and approximately 125 million euros in January-September period). In the first nine months, OIBDA reached 1,314 million euros (+3,7% year-on-year ex-non recurrent effects; include the above-mentioned restructuring costs and the disposal of “yourfone” of 15 million euros mostly in the first quarter of 2015).

The OIBDA margin stood at 24.7% in the third quarter, up 2.2 percentage points year-on-year excluding non-recurrent impacts, and 23.6% for the nine months period, up 2.0 percentage points year-on-year.

CapEx was up by 5.7% year-on-year to 748 million euros in the nine month period (316 million euros in the third quarter, up 30.4% year-on-year) as investments are back-end loaded in 2016 due to the intensification of the network integration efforts in the second half of the year.

Operating Cash Flow (OIBDA-CapEx) totalled 566 million euros in the first nine months, up 1.5% year-on-year excluding non-recurrent effects.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	5,567	5,828	(4.5)	(4.5)	1,876	1,979	(5.2)	(5.2)
Mobile Business	4,808	5,041	(4.6)	(4.6)	1,621	1,720	(5.8)	(5.8)
Mobile service revenues	4,088	4,155	(1.6)	(1.6)	1,394	1,419	(1.8)	(1.8)
Data revenues	2,245	2,127	5.5	5.5	767	728	5.4	5.4
Handset revenues	720	887	(18.8)	(18.8)	227	301	(24.5)	(24.5)
Fixed Business	743	778	(4.4)	(4.4)	245	256	(4.3)	(4.3)
FBB and new services (1)	566	604	(6.3)	(6.3)	187	203	(8.1)	(8.1)
Voice & access revenues	177	174	1.9	1.9	59	53	10.5	10.5
Internal expenditure capitalized in fixed assets	79	82	(3.6)	(3.6)	28	33	(15.3)	(15.3)
Operating expenses	(4,352)	(4,595)	(5.3)	(6.1)	(1,434)	(1,548)	(7.4)	(7.9)
Supplies	(1,778)	(1,965)	(9.5)	(9.5)	(572)	(660)	(13.3)	(13.3)
Personnel expenses	(488)	(500)	(2.4)	(9.7)	(155)	(155)	(0.5)	(5.3)
Other operating expenses	(2,086)	(2,130)	(2.1)	(2.1)	(707)	(733)	(3.6)	(3.6)
Other net income (expense)	20	(59)	c.s.	n.m.	(6)	(58)	(90.1)	89.3
Gain (loss) on sale of fixed assets	—	15	—	—	(0)	(2)	n.m.	n.m.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,314	1,272	3.3	2.6	464	403	15.1	4.2
OIBDA Margin	23.6%	21.8%	1.8 p.p.	1.7 p.p.	24.7%	20.4%	4.4 p.p.	2.3 p.p.
CapEx	748	1,900	(60.6)	5.7	316	242	30.2	30.4
Spectrum	4	1,196	(99.6)		2	1	6.9
OpCF (OIBDA-CapEx)	566	(628)	c.s.	(0.9)	148	161	(7.7)	(23.8)

Note:

•	OIBDA and OI before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	46,572.8	46,981.4	47,627.2	47,391.2	47,341.7	47,754.9	48,404.8	1.6
Fixed telephony accesses (1)	2,022.0	2,009.7	1,999.9	1,997.8	2,002.8	2,007.4	2,006.5	0.3
Internet and data accesses	2,371.6	2,354.7	2,338.7	2,330.6	2,330.9	2,329.8	2,324.8	(0.6)
Broadband	2,128.3	2,115.2	2,102.7	2,098.0	2,101.5	2,103.9	2,101.6	(0.1)
VDSL	322.2	379.8	444.0	516.8	593.0	669.3	731.8	64.8
Mobile accesses	42,179.2	42,617.0	43,288.6	43,062.8	43,008.0	43,417.8	44,073.5	1.8
Prepay	23,264.2	23,500.9	24,003.7	23,979.4	23,743.5	23,814.2	23,872.8	(0.5)
Contract (2)	18,915.0	19,116.1	19,284.9	19,083.4	19,264.4	19,603.6	20,200.7	4.7
M2M	443.4	506.2	570.7	632.0	682.2	704.3	748.0	31.1
Wholesale Accesses	1,085.3	1,059.3	1,017.5	972.0	910.5	850.1	790.8	(22.3)

Total Accesses	47,658.1	48,040.7	48,644.7	48,363.2	48,252.2	48,605.0	49,195.6	1.1

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the fourth quarter of 2015, 400 thousand inactive customer accesses were excluded.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	55.2%	55.1%	55.5%	55.7%	55.2%	54.8%	54.2%	(1.3 p.p.	)
Contract percentage (%)	44.8%	44.9%	44.5%	44.3%	44.8%	45.2%	45.8%	1.3 p.p.
Smartphones (‘000)	20,364.1	21,153.4	22,145.5	22,594.3	23,083.0	23,707.1	25,353.5	14.5
Prepay	9,086.7	9,538.8	10,097.5	10,279.7	10,678.9	10,805.8	11,223.0	11.1
Contract	11,277.4	11,614.6	12,048.0	12,314.6	12,404.1	12,901.3	14,130.5	17.3
Smartphone penetration (%)	49.8%	51.3%	52.9%	54.2%	55.4%	56.2%	59.2%	6.3 p.p.
Prepay	39.6%	41.1%	42.6%	43.3%	45.4%	45.7%	47.4%	4.8 p.p.
Contract	63.0%	64.4%	66.4%	68.7%	68.6%	69.6%	73.8%	7.4 p.p.
LTE (‘000)	5,146.0	6,093.0	7,002.2	7,883.5	8,690.5	9,399.8	10,566.3	50.9
LTE penetration (%)	12.3%	14.5%	16.4%	18.6%	20.5%	22.0%	24.4%	8.0 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg
Voice traffic (Million minutes)	30,769	29,334	28,324	29,450	28,910	29,341	27,301	(3.6)
Fixed voice traffic	6,533	5,686	4,915	5,067	5,214	4,652	4,026	(18.1)
Mobile voice traffic	24,236	23,647	23,409	24,383	23,696	24,689	23,275	(0.6)
Data traffic (TB)	485,180	497,059	514,154	603,296	664,202	663,704	671,665	30.6
Fixed data traffic	445,008	454,804	468,256	552,795	612,603	603,867	595,416	27.2
Mobile data traffic	40,172	42,255	45,898	50,501	51,599	59,837	76,249	66.1
Mobile ARPU (EUR)	10.6	10.8	10.9	10.5	10.3	10.4	10.5	(3.8)
Prepay	5.6	5.9	6.0	5.8	5.7	5.7	5.9	(1.8)
Contract (1)	17.2	17.2	17.4	16.9	16.6	16.6	16.6	(4.7)
Data ARPU (EUR)	5.5	5.6	5.6	5.5	5.6	5.8	5.8	3.6
% non-SMS over data revenues	70.5%	71.5%	71.9%	72.5%	75.4%	76.7%	77.2%	5.3 p.p.
Mobile churn	2.4%	2.1%	2.1%	2.8%	2.5%	2.1%	2.1%	(0.0 p.p. )
Contract (1)	1.7%	1.7%	1.7%	2.4%	1.8%	1.6%	1.5%	(0.2 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg
Voice traffic (Million minutes)	30,769	60,103	88,427	117,877	28,910	58,251	85,552	(3.3)
Fixed voice traffic	6,533	12,219	17,134	22,201	5,214	9,865	13,892	(18.9)
Mobile voice traffic	24,236	47,883	71,293	95,676	23,696	48,386	71,661	0.5
Data traffic (TB)	485,180	982,239	1,496,393	2,099,689	664,202	1,327,906	1,999,571	33.6
Fixed data traffic	445,008	899,812	1,368,068	1,920,863	612,603	1,216,470	1,811,886	32.4
Mobile data traffic	40,172	82,427	128,325	178,826	51,599	111,436	187,685	46.3
Mobile ARPU (EUR)	10.6	10.7	10.8	10.7	10.3	10.3	10.4	(3.6)
Prepay	5.6	5.8	5.8	5.8	5.7	5.7	5.8	(1.1)
Contract (1)	17.2	17.2	17.3	17.2	16.6	16.6	16.6	(3.9)
Data ARPU (EUR)	5.5	5.5	5.6	5.5	5.6	5.7	5.8	3.5
% non-SMS over data revenues	70.5%	71.0%	71.3%	71.6%	75.4%	76.1%	76.5%	5.1 p.p.
Churn	2.4%	2.3%	2.2%	2.4%	2.5%	2.3%	2.2%	0.0 p.p.
Contract (1)	1.7%	1.7%	1.7%	1.9%	1.8%	1.7%	1.5%	(0.2 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

04

TELEFÓNICA UK

(year-on-year changes in organic terms)

Telefónica UK maintained solid commercial momentum in the third quarter with improving financial trends, both in top-line and profitability, driven off a valuable and loyal customer base leveraged on the O2 brand’s premium positioning and compelling commercial offer. Total mobile accesses (25.4 million) grew 1% year-on-year driven by a 10% year-on-year increase of the contract mobile customer base (62% of the total; +5 percentage points year-on-year), after recording 199 thousand net additions in the third quarter on the back of market-leading levels of contract churn (0.9%; flat year-on-year) and the success of SIM-only tariffs. The prepay mobile base registered 32 thousand net additions in the three months to September.

Mobile data traffic continued to increase (+64.5% year-on-year in the third quarter), supported by the 51% year-on-year growth of LTE accesses. The rapid deployment of LTE was sustained, reaching 93% outdoor population coverage as of September (+15 percentage points year-on-year), leading to an LTE base of 10.0 million, with a penetration of 45% (+15 percentage points year-on-year). Smartphones stood at 14.1 million at the end of the third quarter (+26% year-on-year), with a penetration of 66% (+15 percentage points year-on-year).

ARPU excluding “O2 Refresh” declined 0.6% year-on-year in the third quarter with higher subscription revenues and demand for data bolt-ons primarily offset by reduced roaming revenues and lower MTRs. Contract ARPU was down 3.1% year-on-year in the three months to September (vs. -5.2% in April-June), improving its sequential trend due to the aforementioned reasons, while prepay ARPU continued to grow (+8.7% year-on-year in the quarter).

Revenues in the third quarter reached 1,676 million euros and grew 0.1% year-on-year excluding the impact of “O2 Refresh”, improving the growth trend from the second quarter (-1.6% year-on-year) on the back of strengthening mobile service revenue trends. In the first nine months, revenues totalled 5,140 million euros, remaining flat year-on-year (ex-“O2 Refresh”).

Mobile service revenues reached 1,268 million euros and grew 1.1% year-on-year in the quarter (excluding the impact of “O2 Refresh”), posting a sequential year-on-year improvement (-0.2% in April-June) boosted by customer base growth and an increased appetite for higher tariff bundles (average subscription revenue +8.2% year-on-year excluding “O2 Refresh”) and larger data bolt-ons. These factors more than offset the roaming and MTRs (-2.1 percentage points on MSR growth ex “O2 Refresh”). Mobile service revenue totalled 3,901 million euros in the January-September period (+1.1% year-on-year ex-“O2 Refresh”).

Data revenues increased 5.5% year-on-year in the three months to September (vs. +1.9% in the second quarter), driven by the sustained growth of non-SMS data revenue (+9.4% year-on-year in the third quarter; +4.9% in April-June). Non-SMS data revenue accounted for 62% of data revenue in the third quarter (+2.2 percentage points year-on-year), while data revenue represented 61% of mobile service revenue (+3.3 percentage points year-on-year).

Handset revenue & other revenue declined 8.2% year-on-year in the third quarter to 408 million euros (-8.7% in the nine months to September), in line with a market wide decline in the level of handset sales and increased handset lifecycles.

Operating expenses reached 1,253 million euros in the quarter, 3.5% lower year-on-year (3,855 million euros in the first nine months; -4.3% year-on-year).

Supplies (774 million euros) declined 2.4% year-on-year in the third quarter (-6.0% in January-September) due to lower interconnection costs as well as declining hardware expense on the reduced level of handset sales.

Personnel expenses totalled 116 million euros reverted their trend and decreased 2.3% year-on-year in the three months to September (+3.8% in January-September), reflecting isolated seasonal factors.

Other expenses continued to decrease (-6.0% year-on-year in the third quarter; -4.6% in April-June), reaching 363 million euros, also on the sound management of these costs.

OIBDA in the quarter grew 1.6% year-on-year to 458 million euros and improved its trend vs. the second quarter (-4.0%), on mobile service revenue trends, lower hardware revenue and cost control. In the first nine months of the year OIBDA reached 1,375 million euros (+1.0% year-on-year). All this resulted in an OIBDA margin of 27.3% in the third quarter (+1.0 percentage points year-on-year) and of 26.8% in the nine months to September 2016 (+1.0 percentage points year-on-year).

CapEx amounted to 654 million euros in the January-September period, an increase of 10.5% year-on-year, principally devoted to LTE expansion as the Company continues to expand its indoor coverage to reach 98% by 2017.

Operating Cash Flow (OIBDA-CapEx) totalled 721 million euros in the nine months to September, a 6.3% decline year-on-year (vs. -3.7% in January-June).

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Var		July - September		% Var
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	5,140	5,826	(11.8)	(2.8)	1,676	2,023	(17.1)	(2.1)
Mobile service revenues	3,901	4,331	(9.9)	(0.8)	1,268	1,498	(15.3)	0.1
Data revenues	2,356	2,521	(6.5)	3.0	779	871	(10.6)	5.5
Handset revenues and other	1,239	1,495	(17.1)	(8.7)	408	525	(22.2)	(8.2)
Internal expenditure capitalized in fixed assets	107	119	(10.1)	(1.0)	37	42	(13.9)	1.3
Operating expenses	(3,855)	(4,438)	(13.1)	(4.3)	(1,253)	(1,534)	(18.3)	(3.5)
Supplies	(2,368)	(2,777)	(14.7)	(6.0)	(774)	(939)	(17.5)	(2.4)
Personnel expenses	(383)	(405)	(5.4)	3.8	(116)	(140)	(17.2)	(2.3)
Other operating expenses	(1,104)	(1,257)	(12.2)	(3.2)	(363)	(456)	(20.3)	(6.0)
Other net income (expense)	(14)	(7)	98.5	118.7	(1)	1	c.s.	c.s.
Gain (loss) on sale of fixed assets	(3)	3	c.s.	c.s.	(0)	(0)	n.m.	n.m.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,375	1,502	(8.5)	1.0	458	532	(14.0)	1.6
OIBDA Margin	26.8%	25.8%	1.0 p.p.	1.0 p.p.	27.3%	26.3%	1.0 p.p.	1.0 p.p.
CapEx	654	652	0.3	10.5	238	236	0.8	18.0
Spectrum	—	—	—		—	—	—
OpCF (OIBDA-CapEx)	721	850	(15.2)	(6.3)	219	296	(25.8)	(11.4)

Notes:

•	OIBDA and OI before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	24,869.2	25,072.2	25,302.4	25,286.9	25,204.2	25,452.6	25,692.0	1.5
Fixed telephony accesses (1)	232.1	235.4	241.2	247.1	249.8	257.7	264.7	9.7
Internet and data accesses	19.9	20.4	20.5	21.0	21.5	22.3	23.1	12.8
Broadband	19.9	20.4	20.5	21.0	21.5	22.3	23.1	12.8
Mobile accesses	24,617.1	24,816.5	25,040.7	25,018.8	24,933.0	25,172.5	25,404.2	1.5
Prepay (2)	10,766.1	10,793.1	10,823.2	10,561.4	9,640.1	9,745.8	9,778.0	(9.7)
Contract	13,851.1	14,023.4	14,217.6	14,457.4	15,292.8	15,426.7	15,626.2	9.9
M2M (3)	2,201.1	2,234.2	2,289.9	2,383.9	3,143.4	3,176.8	3,250.9	42.0

Total Accesses	24,869.2	25,072.2	25,302.4	25,286.9	25,204.2	25,452.6	25,692.0	1.5

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 720 thousand inactive prepay customers in the first quarter 2016.
(3)	Includes 720 thousand M2M accesses on the Jasper platform since the first quarter 2016.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	43.7%	43.5%	43.2%	42.2%	38.7%	38.7%	38.5%	(4.7 p.p.	)
Contract percentage (%)	56.3%	56.5%	56.8%	57.8%	61.3%	61.3%	61.5%	4.7 p.p.
Smartphones (‘000)	10,784.8	10,972.4	11,202.4	13,274.4	13,267.7	13,301.8	14,130.8	26.1
Prepay	3,343.9	3,370.8	3,451.1	4,275.5	4,358.7	4,494.0	4,600.9	33.3
Contract	7,440.9	7,601.6	7,751.3	8,998.9	8,909.0	8,807.8	9,529.9	22.9
Smartphone penetration (%)	49.3%	49.9%	50.6%	60.4%	62.8%	62.4%	65.9%	15.3 p.p.
Prepay (%)	31.4%	31.6%	32.2%	40.9%	45.6%	46.5%	47.5%	15.3 p.p.
Contract (%)	66.4%	67.2%	67.9%	78.1%	77.0%	75.6%	81.1%	13.2 p.p.
LTE (‘000)	4,906.0	5,769.9	6,631.7	7,661.8	8,300.8	9,489.0	10,038.2	51.4
LTE penetration (%)	22.4%	26.2%	30.0%	34.9%	38.1%	43.1%	45.3%	15.3 p.p.

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	22,206	22,926	22,545	22,850	22,964	23,425	23,221	3.0
Data traffic (TB)	30,928	35,478	39,873	45,257	49,648	55,720	65,609	64.5
ARPU (EUR)	18.8	19.6	19.9	19.3	17.9	17.5	16.6	(1.6)
Prepay	7.4	7.6	7.8	7.8	7.8	7.7	7.1	8.7
Contract (1)	32.7	34.0	34.6	33.0	30.1	29.6	28.3	(3.1)
Data ARPU (EUR)	10.9	11.4	11.6	11.3	10.6	10.5	10.2	3.4
% non-SMS over data revenues	58.6%	59.2%	60.2%	59.5%	59.9%	61.0%	62.4%	2.2 p.p.
Churn	1.7%	1.6%	1.8%	2.2%	2.0%	1.5%	1.8%	(0.0 p.p. )
Contract (1)	1.0%	0.9%	0.9%	1.0%	0.9%	0.8%	0.9%	(0.0 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	22,206	45,132	67,677	90,527	22,964	46,389	69,609	2.9
Data traffic (TB)	30,928	66,406	106,279	151,536	49,648	105,368	170,977	60.9
ARPU (EUR)	18.8	19.2	19.4	19.4	17.9	17.7	17.3	(17.4)
Prepay	7.4	7.5	7.6	7.7	7.8	7.7	7.5	9.5
Contract (1)	32.7	33.3	33.8	33.5	30.1	29.9	29.3	(4.2)
Data ARPU (EUR)	10.9	11.2	11.3	11.3	10.6	10.6	10.4	1.6
% non-SMS over data revenues	58.6%	58.9%	59.4%	59.4%	59.9%	60.4%	61.1%	1.8 p.p.
Churn	1.7%	1.6%	1.7%	1.8%	2.0%	1.8%	1.8%	0.1 p.p.
Contract (1)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	0.9%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non-rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

05

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

In the third quarter of the year, Telefónica Brasil reinforced its leadership in the market and made progress in capturing synergies and efficiencies, translating into solid results that showed sequential acceleration in the year-on-year revenue, OIBDA and operating cash flow growth.

The execution of the data centric strategy, the focus on higher value customers (mobile contract and high speed broadband), the cost control and the commercial rationality, foster this excellent performance despite the inflationary pressure and the regulatory impacts (reduction in rates: mobile termination -33.8%, fixed-mobile retail -20.6%, local fixed -65.9% and fixed interurban -21.3%; all since 24 February 2016).

The Company managed 97.3 million accesses, 6% below September 2015 figure due to the more restrictive criteria in prepay (mainly since the fourth quarter of 2015). Thus, mobile accesses decreased by 7% year-on-year to 73.5 million however, in contract, they increased by 7% year-on-year.

In mobile contract, quarterly net additions increased to 865 thousand accesses (+2% year-on-year and 2.3 times greater than the previous quarter) and to 1.4 million accesses in the first nine months (-32% year-on-year). Market share stood at 42.4% as of August (+0.4 percentage points year-on-year), after capturing 54% of the new accesses in the last 12 months. Thus, contract customers accounted for 44% of mobile accesses (+6 percentage points year-on-year).

The Company maintained the market leadership in LTE, with a market share of 35.8% as of July. Accesses reached 18.3 million, more than doubling the figure at September 2015 and coverage extended to 226 cities (49% of population coverage). Similarly, smartphones maintained a strong rate of growth, with penetration of 75% (+21 percentage points year-on-year).

Mobile ARPU maintained a solid year-on-year increase in the third quarter (+15.3%) driven by data ARPU (+26.8 % in the third quarter; +25.7% in the first nine months) and the greater weight of contract accesses. The higher outgoing ARPU (+21.1% year-on-year in the quarter; +22.2% in the nine months) offset the negative impact of incoming ARPU due to lower termination rates.

Year-on-year changes in the fixed business were affected by the homogenisation of accesses criteria with GVT in the fourth quarter of 2015 (with no impact on revenue). For this reason, and due to fixed-mobile substitution, traditional accesses decreased by 2% year-on-year.

Retail broadband accesses (7.3 million) increased by 2% year-on-year, with fibre accesses standing out (+8% year-on-year reaching 4.1 million; 719 thousand FTTH), which accounted for 56% of broadband accesses (+3 percentage points year-on-year). Premises passed with FTTx increased to 16.9 million at September (4.7 million with FTTH in Sao Paolo). The greater number of fibre connections and the increase in speed explained the ARPU growth (+8.4% year-on-year in the quarter and +7.3% in the nine months). The focus on higher speed accesses above 30 Mbps enabled to maintain the leadership in the market share of this segment (54.8% in August), representing 14% of the total.

Pay TV accesses (1.8 million) decreased by 4% vs. September 2015 due to the macro environment and the more restrictive commercial activity based on capturing value. Net additions in the quarter increased to 1 thousand accesses (-26 thousand access in January-September), highlighting the greater contribution of IPTV accesses (+18 thousand in the quarter, +43 thousand in the first nine months). The greater weight of IPTV access and high value plans in DTH drove solid ARPU trend (+12.0% year-on-year in July-September vs. +13.1% in the first nine months).

Revenues in the third quarter increased to 2,952 million euros (8,039 millions in January-September) and increased by 1.1% year-on-year (+0.9% in the first nine months) thanks to the monetisation of data and despite the macro and regulatory impacts in the quarter (+3.3% excluding regulatory impacts in the quarter), as well as lower revenues due to handset sales (reducing by 1.1 percentage points year-on-year revenue growth in the quarter).

Mobile service revenues (1,700 million euros in July-September) accelerated its growth to 5.6% year-on-year (+2.3% in the second quarter) mainly due to contract accesses growth and improved outgoing ARPU, which more than offset the negative impact of the regulatory effects (+7.6% excluding these effects in the quarter and +4.9% in the first nine months).

Data revenues posted a solid year-on-year growth of 24.4% in both the third quarter and January-September and accounted for 54% of service revenues (+8 percentage points year-on-year). Meanwhile, non-SMS data revenue, the main growth driver, increased in the quarter by 34.7% year-on-year.

Handset revenues decreased by 27.2% year-on-year in July-September, 8.0 percentage points more than in the second quarter due to lower commercial activity with handset.

Fixed business revenues in the third quarter (1,168 million euros) decreased by 2.1% year-on-year in the quarter due to the regulatory impact (+0.5% excluding this effect, +3.0% in the first nine months) and the macroeconomic effect, mainly in the corporate segment.

Broadband and new services revenue (468 million euros) increased by 11.8% vs. the third quarter of 2015 (+6.5% year-on-year in the nine months) with highlights including fibre revenues (+21.0% year-on-year in the quarter, +22.4% in January-September) and pay TV (+9.4% year-on-year in the quarter; +14.5% in January-September).

Operating expenses totalled 1,996 million euros in the third quarter (5,469 million in the first nine months) and continued to decrease year-on-year (-2.0% in the quarter; -1.9% in the first nine months) thanks to the efficiency measures, the synergies generated by the integration of GVT and the streamlining of commercial expenses; and all in spite of the inflationary environment.

Supplies (590 million euros) decreased by 13.7% vs. July-September 2015 (-9.8% in the first nine months) mainly due to the reduction in termination rates, lower energy costs (-17.9% year-on-year) and commercial activity focused on profitable customers.

Personnel expenses (302 million euros) increased by 4.5% year-on-year and in the quarter and by +2.9% in the first nine months excluding the non-recurrent effect of the restructuring headcount plan (26 million euros recorded in the second quarter of this year and 6 million euros in the third quarter of 2015). This increase was explained by the update in wages and the effect of insourcing subcontractors (generating savings in third-party services and advantages in terms of the customer experience).

Other operating expenses (1,103 million euros) increased by 3.7% vs. July-September 2015 (+1.7% in January-September) as a consequence of higher network costs due to network deployment.

OIBDA stood at 982 million euros in the third quarter of the year (2,629 million in the first nine months), increasing 9.5% year-on-year (+7.8% in the first nine months).

For yet another quarter, performance was driven by the generation of synergies, reaching 155 million euros of positive impact on OIBDA in the first nine months (87 million euros in the quarter) due to the impact on revenues (approximately 62 million euros and 26 million euros in the quarter due to cross-selling activities between GVT and Vivo customers) and on operating expenses (approximately 92 million euros in the first nine months and 61 million in the quarter mainly due to reductions in personnel, renegotiations with suppliers and optimised commercial expenses).

Thus, the OIBDA margin increased to 33.3% in the quarter (+2.5 percentage points year-on-year) and to 32.7% in the year (+2.1 percentage points year-on-year).

CapEx reached 1,369 million euros in the first nine months (accounting for 16% of revenues excluding 47 million euros corresponding to the acquisition of spectrum in the third quarter) decreasing by 10.3% year-on-year (-6.6% year-on-year in the quarter), thanks to the efficiency and optimisation projects supported by Big Data. Investment was dedicated to expanding LTE coverage and 3G capacity in order to provide our customers with superior quality. Similarly, the Company, within the synergies plan, generated synergies in CapEx of 83 million euros (derived from the ownership of GVT assets and infrastructure).

Thus, operating cash flow (OIBDA-CapEx) totalled 1,260 million euros in the first nine months and its year-on-year growth accelerated for yet another quarter to 34.9% (+37.9% in the quarter).

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	8,039	8,473	(5.1)	0.9	2,952	2,736	7.9	1.1
Mobile Business	4,816	5,379	(10.5)	1.3	1,784	1,606	11.1	3.3
Mobile service revenues	4,583	5,051	(9.3)	2.7	1,700	1,496	13.6	5.6
Data revenues	2,366	2,148	10.1	24.4	914	694	31.8	24.4
Handset revenues	233	328	(28.9)	(19.7)	85	110	(22.7)	(27.2)
Fixed Business	3,223	3,094	4.2	0.2	1,168	1,130	3.3	(2.1)
FBB and new services (1)	1,222	1,116	9.5	6.5	468	401	16.8	11.8
Pay TV	367	275	33.6	14.5	135	120	12.2	9.4
Voice & access revenues	1,634	1,703	(4.1)	(6.6)	564	608	(7.2)	(13.3)
Internal exp. capitalized in fixed assets	81	68	19.1	4.0	29	30	(3.2)	3.6
Operating expenses	(5,469)	(5,914)	(7.5)	(1.9)	(1,996)	(1,924)	3.8	(2.0)
Supplies	(1,650)	(1,975)	(16.5)	(9.8)	(590)	(639)	(7.7)	(13.7)
Personnel expenses	(841)	(780)	7.8	2.9	(302)	(280)	8.2	4.5
Other operating expenses	(2,978)	(3,158)	(5.7)	1.7	(1,103)	(1,005)	9.8	3.7
Other net income (expense)	(22)	(33)	(33.3)	(16.9)	(3)	(9)	(68.0)	(78.6)
Gain (loss) on sale of fixed assets	1	(5)	c.s.	c.s.	0	(1)	c.s.	c.s.
Impairment of goodwill and other assets	(2)	1	c.s.	c.s.	(1)	(2)	(42.1)	(31.2)
Operating income before D&A (OIBDA)	2,629	2,590	1.5	7.8	982	831	18.1	9.5
OIBDA Margin	32.7%	30.6%	2.1 p.p.	2.1 p.p.	33.3%	30.4%	2.9 p.p.	2.5 p.p.
CapEx	1,369	1,501	(8.8)	(10.3)	577	540	6.8	(6.6)
Spectrum	47	—	—		47	—	—
OpCF (OIBDA-CapEx)	1,260	1,089	15.7	34.9	405	291	39.2	37.9

Note:

•	The Consolidated Income Statement of Telefónica Brasil includes GVT since 1 May 2015.

•	OIBDA and OI before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	97,339.9	106,528.1	103,432.6	96,899.3	97,283.7	97,121.4	97,276.6	(6.0)
Fixed telephony accesses (1)	10,609.4	14,869.6	14,876.8	14,654.5	14,945.4	14,742.1	14,629.9	(1.7)
Internet and data accesses	4,066.5	7,224.0	7,319.5	7,195.5	7,294.2	7,321.8	7,397.5	1.1
Broadband	3,926.5	7,092.4	7,191.5	7,129.5	7,229.2	7,263.5	7,325.3	1.9
Fibre	428.5	3,640.8	3,788.6	3,779.9	3,913.5	3,983.6	4,090.1	8.0
Mobile accesses	81,873.2	82,648.6	79,407.1	73,261.3	73,257.4	73,296.1	73,486.9	(7.5)
Prepay	52,972.3	53,068.7	48,978.8	42,194.4	42,011.5	41,669.4	40,995.6	(16.3)
Contract	28,900.8	29,580.0	30,428.3	31,066.9	31,245.8	31,626.7	32,491.3	6.8
M2M	3,687.5	3,935.2	4,105.7	4,234.7	4,390.0	4,590.3	4,770.4	16.2
Pay TV	790.9	1,785.9	1,829.2	1,787.9	1,786.7	1,761.4	1,762.2	(3.7)
Wholesale Accesses	25.4	23.6	22.9	22.3	21.0	20.7	18.7	(18.1)

Total Accesses T. Brasil	97,365.2	106,551.7	103,455.5	96,921.5	97,304.7	97,142.1	97,295.4	(6.0)

Terra Accesses	269.0	172.1	159.9	150.3	141.5	133.8	125.4	(21.6)

•	GVT accesses are consolidated from 1 May 2015.

(1)	Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	64.7%	64.2%	61.7%	57.6%	57.3%	56.9%	55.8%	(5.9 p.p.	)
Contract percentage (%)	35.3%	35.8%	38.3%	42.4%	42.7%	43.1%	44.2%	5.9 p.p.
Smartphones (‘000)	30,216.9	32,732.7	39,117.1	39,911.7	40,327.0	39,670.8	49,573.1	26.7
Prepay	18,710.6	19,372.1	22,945.3	22,376.4	22,977.1	22,689.1	29,317.2	27.8
Contract	11,506.3	13,360.6	16,171.8	17,535.4	17,349.9	16,981.7	20,255.9	25.3
Smartphone penetration (%)	40.3%	43.3%	54.2%	60.4%	61.0%	60.0%	74.8%	20.6 p.p.
Prepay	35.5%	36.7%	47.1%	53.4%	55.1%	54.9%	72.2%	25.1 p.p.
Contract	51.8%	58.8%	68.9%	72.7%	71.1%	68.4%	78.8%	10.0 p.p.
LTE (‘000)	3,943.1	5,691.1	7,542.2	10,214.7	12,498.3	15,115.2	18,295.7	142.6
LTE penetration (%)	5.0%	7.2%	10.0%	14.8%	18.1%	22.0%	26.6%	16.6 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice traffic (Million minutes)	93,747	95,738	97,299	92,647	93,579	93,225	95,386	(2.0)
Fixed voice traffic	25,155	25,894	25,137	23,965	23,680	22,850	21,908	(12.8)
Mobile voice traffic	68,592	69,843	72,162	68,682	69,899	70,375	73,479	1.8
Data traffic (TB)	1,395,331	1,583,612	1,763,495	2,065,902	2,564,860	2,815,305	2,916,541	65.4
Fixed data traffic	1,330,287	1,514,813	1,695,219	1,995,403	2,485,715	2,729,649	2,815,740	66.1
Mobile data traffic	65,043	68,799	68,276	70,500	79,146	85,657	100,800	47.6
Mobile ARPU (EUR)	7.2	6.5	5.7	5.7	6.1	6.6	7.2	15.3
Prepay	3.8	3.3	2.8	2.9	3.2	3.4	3.7	20.9
Contract (1)	15.3	14.2	12.3	11.6	11.5	12.6	14.7	11.4
Data ARPU (EUR)	3.0	3.0	2.8	3.0	3.0	3.6	3.8	26.8
% non-SMS over data revenues	81.6%	82.5%	83.0%	84.5%	85.8%	87.1%	88.4%	5.5 p.p.
Fixed telephony ARPU (EUR)	15.0	14.5	13.2	12.0	11.3	12.1	12.9	(7.6)
Pay TV ARPU (EUR)	22.3	23.5	22.0	21.1	20.6	22.6	25.3	12.0
Broadband ARPU (EUR)	12.5	12.3	11.0	10.6	10.3	11.2	12.4	8.4
Mobile churn	2.9%	3.2%	4.7%	6.1%	3.3%	3.1%	3.4%	(1.3 p.p. )
Contract (1)	1.8%	1.9%	1.9%	1.8%	1.8%	1.9%	1.8%	(0.0 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice traffic (Million minutes)	93,747	189,485	286,783	379,430	93,579	186,804	282,190	(1.6)
Fixed voice traffic	25,155	51,050	76,186	100,151	23,680	46,530	68,437	(10.2)
Mobile voice traffic	68,592	138,435	210,597	279,279	69,899	140,274	213,753	1.5
Data traffic (TB)	1,395,331	2,978,942	4,742,437	6,808,340	2,564,860	5,380,166	8,296,707	74.9
Fixed data traffic	1,330,287	2,845,100	4,540,319	6,535,722	2,485,715	5,215,363	8,031,104	76.9
Mobile data traffic	65,043	133,842	202,118	272,618	79,146	164,803	265,603	31.4
Mobile ARPU (EUR)	7.2	6.9	6.5	6.3	6.1	6.4	6.8	18.5
Prepay	3.8	3.5	3.3	3.2	3.2	3.3	3.5	19.3
Contract (1)	15.3	14.7	13.9	13.3	11.5	12.1	12.9	5.5
Data ARPU (EUR)	3.0	3.0	2.9	2.9	3.0	3.3	3.2	25.7
% non-SMS over data revenues	81.6%	82.1%	82.4%	82.9%	85.8%	86.5%	87.7%	5.3 p.p.
Fixed telephony ARPU (EUR)	15.0	14.7	14.1	13.5	11.3	11.7	12.2	(2.4)
Pay TV ARPU (EUR)	22.3	23.1	22.6	22.1	20.6	21.6	23.0	13.1
Broadband ARPU (EUR)	12.5	12.4	11.8	11.4	10.3	10.8	11.3	7.3
Churn	2.9%	3.0%	3.6%	4.2%	3.3%	3.2%	3.3%	(0.3 p.p. )
Contract (1)	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	(0.0 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

06

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

In the third quarter of the year, Telefónica Hispanoamérica showed significant improvement in year-on-year trends in revenues, OIBDA and margin as a result of the increase in the penetration of high value customers and efficiencies implemented which enable the highly competitive environment in the region and the difficult macroeconomic situation in some countries to be offset.

In reported terms, year-on-year changes continued to be affected by the depreciation of Latin American currencies which took place mainly in the latter part of the previous year and, as such, revenues and OIBDA decreased by 13.9% and 10.1% in the third quarter respectively.

Total accesses increased to 135.4 million at September and grew 2% year-on-year. The strategic focus on higher quality customers is translated into greater penetration both of smartphones and LTE in the mobile business (41% and 12%; +6 percentage points year-on-year in both) and of broadband at speeds higher than 4 Mb (59% over total broadband accesses, +7 percentage points year-on-year) and pay TV (24% of total fixed accesses, +3 percentage points year-on-year).

In the mobile business, the Company continued its focus on maintaining leadership in the contract segment having captured 67 thousand new accesses in the quarter (630 thousand in the first nine months), maintaining low levels of contract churn (1.8% in the quarter) in spite of intense competition.

In the prepay segment, net additions returned to positive figures (989 thousand accesses in July-September; 467 thousand in the first nine months) although they continued to be affected by the competitive pressure mainly in Chile and Peru.

Moreover, data traffic continued to expand strongly (+81% in the quarter and the first nine months) given the higher demand for smartphones and LTE.

In the fixed business the bundling strategy continued to be the main pillar of commercial activity and 43% of traditional accesses were already bundled (+6 percentage points year-on-year).

Broadband access (5.6 million) increased by 1% year-on-year with net additions of 4 thousand accesses in the quarter (35 thousand accesses in the first nine months) highlighting the reduction of churn mainly in Argentina and Chile, while commercial activity was mainly focused on the increase of speeds, with very good traction posted in the quarter.

Pay TV accesses (2.9 million, +7% year-on-year) continued to post strong year-on-year growth rates across all markets thanks to the differentiated content and technological solutions. Thus, quarterly net additions increased to 18 thousand accesses (111 thousand in the first nine months) with the reduction in churn in Chile and Peru standing out (-0.3 percentage points and -0.2 percentage points year-on-year, respectively).

Revenues for the July-September period increased to 3,129 million euros (9,144 million euros in January-September) and accelerated their year-on-year growth to 4.1% (+3.6% in the second quarter, +6.4% in the first nine months) mainly due to the improvements in mobile service revenues.

This positive performance was achieved despite the regulatory impact (-1.4 percentage points and -1.1 percentage points in the year-on-year change in the quarter and in the first nine months) and the lower handset sales (dragging year-on-year growth by -1.0 percentage points in July-September and -0.7 percentage points in January-September).

Mobile service revenues accelerated their year-on-year growth to 4.1% in the quarter (+5.5% in the first nine months) as a result of non-SMS data revenues which increased by 32.0%.

Fixed business revenues posted solid year-on-year increases (+9.1% in the quarter and +12.7% in January-September), reflecting the positive commercial activity in all countries across the region.

Operating expenses increased to 2,222 million euros in the quarter, 4.1% more than in July-September 2015 impacted by the depreciation of Latin American currencies and the higher commercial and interconnection costs due to competitive pressure in the majority of markets. Although, the improvement in year-on-year change in the quarter must be noted (6,630 million in January-September; +9.1% year-on-year) explained mainly by the strong growth of commercial expenses in Argentina and in Colombia in the third quarter of 2015.

Supplies (907 million euros in the quarter) were reduced by 2.0% as a result of strong growth in handset consumption in the third quarter of 2015 which more than offset the higher termination costs due to widespread unlimited tariffs to any destination throughout 2016. In the first nine months, they increased by 4.7% vs. the same period of the previous year as a result of higher interconnection costs.

Personnel expenses (359 million euros in the quarter) increased by 19.0% year-on-year (23.2% in January-September) affected by inflationary pressure mainly in Argentina and Venezuela.

Other operating expenses (956 million euros) increased by 4.3% year-on-year in the third quarter due to the exchange rate effect and inflation. The lower pace of growth vs. the previous quarter (+7.9% in January-September) is explained by the more homogeneous commercial comparison mentioned above.

Thus, OIBDA accelerated its year-on-year growth in the quarter to 6.3% (-3.4% in the second quarter; +1.2% in the first nine months) and reached 970 million euros (2,672 million euros in January-September). The OIBDA margin stood at 31.0% in the quarter after returning to year-on-year growth for the first time in five quarters (+0.6 percentage points year-on-year) and 29.2% in January-September (-1.5 percentage points year-on-year).

CapEx totalled 1,798 million euros and grew by 5.7% year-on-year in the first nine months (excluding 282 million euros corresponding to the acquisition of spectrum in Peru in the third quarter of 2016 and 342 million euros in 2015 mainly from spectrum acquisition in Argentina, Chile and Ecuador) and was mainly devoted to the deployment of the 4G and fibre networks and the improvement of the 3G and copper networks.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	9,144	10,765	(15.1)	6.4	3,129	3,634	(13.9)	4.1
Mobile Business	6,421	7,734	(17.0)	4.0	2,225	2,630	(15.4)	2.6
Mobile service revenues	5,762	6,852	(15.9)	5.5	1,993	2,328	(14.4)	4.1
Data revenues (1)	2,558	2,734	(6.4)	19.0	893	946	(5.6)	16.7
Handset revenues	649	882	(26.4)	(8.6)	216	302	(28.6)	(12.2)
Fixed Business	2,749	3,055	(10.0)	12.7	920	1,010	(9.0)	9.1
FBB and new services revenues (2)	1,468	1,543	(4.9)	22.1	490	512	(4.4)	18.5
Pay TV revenues	441	422	4.5	13.2	153	143	6.8	8.9
Voice & access revenues	841	1,090	(22.9)	(0.7)	277	355	(22.0)	(4.2)
Internal exp. capitalized in fixed assets	84	85	(1.2)	15.5	29	30	(2.7)	10.2
Operating expenses	(6,630)	(7,676)	(13.6)	9.1	(2,222)	(2,605)	(14.7)	4.1
Supplies	(2,713)	(3,116)	(12.9)	4.7	(907)	(1,075)	(15.6)	(2.0)
Personnel expenses	(1,102)	(1,241)	(11.2)	23.2	(359)	(415)	(13.5)	19.0
Other operating expenses	(2,815)	(3,319)	(15.2)	7.9	(956)	(1,115)	(14.3)	4.3
Other net income (expense)	75	49	53.7	72.3	36	17	116.3	136.1
Gain (loss) on sale of fixed assets	(2)	8	c.s.	c.s.	(2)	5	c.s.	c.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	2,672	3,232	(17.3)	1.2	970	1,080	(10.1)	6.3
OIBDA Margin	29.2%	30.0%	(0.8 p.p. )	(1.5 p.p. )	31.0%	29.7%	1.3 p.p.	0.6 p.p.
CapEx	1,798	2,203	(18.4)	5.7	782	729	7.3	(17.2)
Spectrum	282	342	(17.5)		282	(3)	c.s.
OpCF (OIBDA-CapEx)	874	1,029	(15.1)	(4.8)	188	351	(46.4)	55.4

Note:

•	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-June 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (628 Venezuelan bolivars fuertes per dollar).

•	OIBDA before management and brand fees.

•	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

(2)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	132,461.8	132,247.2	132,672.7	134,612.4	134,274.3	134,422.4	135,343.0	2.0
Fixed telephony accesses (1)	13,266.5	13,158.7	13,035.3	12,829.8	12,497.9	12,400.6	12,229.2	(6.2)
Internet and data accesses	5,516.0	5,573.4	5,644.5	5,667.8	5,706.8	5,772.1	5,791.0	2.6
Broadband	5,452.7	5,514.1	5,586.1	5,610.4	5,624.8	5,642.2	5,645.8	1.1
Fibre and VDSL	413.2	501.6	619.2	751.1	835.4	923.8	659.8	6.5
Mobile accesses	111,143.1	110,866.4	111,251.2	113,302.7	113,218.7	113,344.0	114,399.7	2.8
Prepay	87,454.6	87,077.4	87,013.2	88,332.8	87,934.3	87,810.5	88,799.5	2.1
Contract	23,688.6	23,789.1	24,238.1	24,969.8	25,284.4	25,533.6	25,600.2	5.6
M2M	2,125.9	2,144.8	2,214.3	2,296.9	2,315.1	2,354.3	2,532.4	14.4
Pay TV	2,536.2	2,648.6	2,741.7	2,812.2	2,850.9	2,905.6	2,923.1	6.6
Wholesale Accesses	31.4	31.4	31.0	30.9	28.2	27.5	81.8	164.1

Total Accesses T. Hispanoamerica	132,493.2	132,278.6	132,703.7	134,643.3	134,302.5	134,449.9	135,424.8	2.1

(1)	Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	78.7%	78.5%	78.2%	78.0%	77.7%	77.5%	77.6%	(0.6 p.p.	)
Contract percentage (%)	21.3%	21.5%	21.8%	22.0%	22.3%	22.5%	22.4%	0.6 p.p.
Smartphones (‘000)	31,048.7	35,420.7	37,486.0	40,229.5	41,448.0	43,082.8	45,031.3	20.1
Prepay	18,205.6	21,877.1	23,118.9	25,508.0	25,759.1	26,578.2	27,819.5	20.3
Contract	12,843.1	13,543.6	14,367.1	14,721.5	15,689.0	16,504.5	17,211.8	19.8
Smartphone penetration (%)	28.9%	33.0%	34.8%	36.7%	37.8%	39.3%	40.7%	5.9 p.p.
Prepay	21.0%	25.3%	26.8%	29.1%	29.5%	30.5%	31.5%	4.7 p.p.
Contract	61.9%	64.9%	67.5%	67.0%	70.3%	73.3%	76.7%	9.3 p.p.
LTE (‘000)	2,811.4	4,233.6	6,037.5	8,321.9	9,859.6	11,023.3	12,998.2	115.3
LTE penetration (%)	2.6%	3.9%	5.5%	7.5%	8.9%	9.9%	11.9%	6.3 p.p.

Telefónica Argentina

(year-on-year changes in organic terms)

The results for the third quarter of Telefónica Argentina showed a significant improvement thanks to the success of the promotions run in prepay, the updating of tariffs (both regulated and non-regulated), the strong growth in data consumption and the progressive implementation of efficiency measures. Thus, revenues accelerated their year-on-year growth rate to 19.7% and OIBDA to 39.8%, while OIBDA margin expanded by 4.4 percentage points to 27.9%.

Accesses increased to 26.8 million, 1% higher than at September 2015. Mobile accesses grew by 3% to 20.3 million after recording positive quarterly net additions of 563 thousand (-45 thousand accesses in the first nine months, +140 thousand access in the third quarter of 2015).

In contract, highlights include the positive balance in portability for the second consecutive quarter and the sequential reduction of churn by 0.6 percentage points due to the retention measures implemented (move towards plans based on consumption behaviour). Thus, net additions in contract increased to 156 thousand accesses in July-September and to 131 thousand in January-September.

In prepay, specially noteworthy was growth in the number of accesses with frequent top-ups, which translated into better ARPU performance (+12.6% vs. July-September 2015; +11.7% in April-June) as well as into the sequential containment of churn (-0.3 percentage points quarter-on-quarter).

The Company maintained its focus on the deployment and migration of customer to the LTE network, which already reached coverage of 74% (+13 percentage points vs. September of last year) and a total of 3.1 million accesses (16% penetration, +11 percentage points) thus driving data traffic to multiply by more than 2 times year-on-year in the quarter and in the first nine months.

Retail broadband accesses totalled 1.9 million and remained stable vs. September 2015. The commercial focus continued to be on increasing the quality of the base, with 35% of accesses being at higher speeds than 4 Mb (+3 percentage points year-on-year).

Revenues reached 750 million euros in the July-September period (2,148 million euros in January-September) and accelerated their year-on-year growth to 19.7% (+18.9% in January-September) thanks to the good performance of the mobile business and despite lower handset sales.

Mobile service revenues increased to 417 million euros in the third quarter and grew by 19.8% year-on-year (+14.2% in the first nine months) mainly derived from the tariffs update carried out from August. Data revenues increased by 27.1% year-on-year in the quarter (+20.9% in the first nine months) as a result of the higher penetration of 4G handsets, now representing 50% of service revenues (+3 percentage points year-on-year).

Handset revenues decreased by 8.6% vs. the third quarter of 2015 as a result of the strong activity in the same period of the previous year, changing the trend vs. the first half of the year (+1.0% in January-September).

Fixed business revenues increased to 278 million euros in July-September maintaining solid levels of year-on-year growth (+27.4% in the quarter; +30.7% in January-September) mainly as a result of the tariffs update and the good performance of broadband and new services revenues. Thus, these revenues increased by 47.0% year-on-year in the quarter (+46.3% in the first nine months) given the higher unit revenues associated with the increase in the quality of the base (the weight over total fixed revenues increased 9 percentage points to 65%).

Operating expenses for the third quarter reached 545 million euros and increased by 13.7% vs. the same period of the previous year mainly as a result of inflationary pressure on personnel expenses and outsourced services. However, in the quarter was specially noteworthy the strong slowdown in the variation of expenses (+22.5% growth in the first nine months) due to the higher commercial cost in the third quarter of the previous year and the efficiency measures implemented, underlining the increase in network quality which is translated into lower maintenance and call centre costs.

OIBDA increased to 211 million euros in July-September and strongly accelerated its year-on-growth to 39.8% (+9.0% in the first nine months) as a result of the efficiency improvements and the comparison of more homogeneus quarters in commercial activity. OIBDA margin increased by 4.4 percentage points to 27.9% (+24.2% in the first nine months, -2.1 percentage points year-on-year).

CapEx reached 447 million euros in the first nine months of the year (+34.9% year-on-year) and is mainly devoted to the development of the 4G network and fixed network.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	2,148	2,932	(26.7)	18.9	750	1,016	(26.2)	19.7
Mobile Business	1,316	1,898	(30.7)	12.5	472	662	(28.7)	15.6
Mobile service revenues	1,162	1,651	(29.6)	14.2	417	565	(26.1)	19.8
Data revenues	562	755	(25.5)	20.9	209	267	(21.5)	27.1
Handset revenues	154	247	(37.8)	1.0	55	97	(43.9)	(8.6)
Fixed Business	833	1,034	(19.5)	30.7	278	354	(21.6)	27.4
FBB and new services (1)	526	584	(9.9)	46.3	180	198	(9.4)	47.0
Voice & access revenues	306	450	(32.0)	10.4	98	156	(37.1)	2.4
OIBDA	525	782	(32.8)	9.0	211	242	(12.9)	39.8
OIBDA margin (2)	24.2%	26.3%	(2.1 p.p. )		27.9%	23.4%	4.4 p.p.
CapEx	447	739	(39.5)	(1.8)	136	229	(40.7)	(3.7)
Spectrum	—	201	—		—	(3)	—
OpCF (OIBDA-CapEx)	78	43	82.8	196.3	75	13	n.m.	n.m.

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)	Margin over revenues includes fixed to mobile interconnection.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	26,318.5	26,236.0	26,375.5	26,910.7	26,430.8	26,242.8	26,755.4	1.4
Fixed telephony accesses (1)	4,693.2	4,669.3	4,662.2	4,635.2	4,599.7	4,550.5	4,503.3	(3.4)
Fixed wireless	285.9	286.4	295.1	288.0	276.0	256.2	243.5	(17.5)
Internet and data accesses	1,880.7	1,877.8	1,883.9	1,886.3	1,911.8	1,910.9	1,907.7	1.3
Broadband	1,871.8	1,869.9	1,877.5	1,881.2	1,880.6	1,878.5	1,875.6	(0.1)
Mobile accesses	19,744.6	19,688.9	19,829.4	20,389.2	19,919.2	19,781.5	20,344.4	2.6
Prepay	12,778.0	12,859.0	12,985.6	13,434.6	12,989.8	12,851.6	13,258.6	2.1
Contract	6,966.5	6,829.9	6,843.8	6,954.6	6,929.4	6,929.9	7,085.8	3.5
M2M	455.4	446.9	450.5	448.8	439.2	428.3	501.3	11.3
Wholesale Accesses	23.3	23.5	23.0	23.1	22.4	21.8	21.3	(7.7)

Total Accesses	26,341.7	26,259.5	26,398.6	26,933.8	26,453.2	26,264.7	26,776.7	1.4

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice traffic (Million minutes)	16,463	16,641	16,592	16,382	14,882	15,587	15,521	(6.5)
Fixed voice traffic	6,612	6,916	7,003	6,768	6,066	6,341	6,163	(12.0)
Mobile voice traffic	9,851	9,725	9,590	9,614	8,816	9,246	9,358	(2.4)
Data traffic (TB)	117,077	167,451	172,826	165,947	175,385	198,738	219,120	26.8
Fixed data traffic (1)	107,008	155,961	158,290	146,912	151,868	170,316	183,723	16.1
Mobile data traffic	10,069	11,491	14,536	19,035	23,517	28,423	35,397	143.5
Mobile ARPU (EUR)	9.1	9.9	9.9	9.0	6.5	6.6	7.2	16.5
Prepay	2.7	2.9	2.9	2.7	1.9	2.0	2.1	12.6
Contract (2)	22.3	24.0	24.5	22.6	16.2	16.2	17.4	20.5
Data ARPU (EUR)	3.4	4.3	4.5	4.0	2.9	3.0	3.3	33.8
% non-SMS over data revenues	56.2%	78.1%	76.1%	79.2%	82.2%	90.4%	99.2%	23.1 p.p.
Fixed telephony ARPU (EUR)	9.9	9.8	10.4	9.1	6.6	7.5	10.0	19.2
Broadband ARPU (EUR)	21.3	21.9	22.5	21.6	17.6	18.5	18.7	31.1
Churn	3.1%	2.9%	2.7%	1.9%	3.3%	3.1%	2.7%	(0.0 p.p. )
Contract (2)	1.1%	1.5%	1.7%	1.3%	1.2%	1.4%	0.8%	(0.9 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice traffic (Million minutes)	16,463	33,104	49,697	66,079	14,882	30,469	45,991	(7.5)
Fixed voice traffic	6,612	13,528	20,531	27,299	6,066	12,407	18,570	(9.6)
Mobile voice traffic	9,851	19,576	29,166	38,780	8,816	18,062	27,420	(6.0)
Data traffic (TB)	117,077	284,529	457,355	623,302	175,385	374,123	593,244	29.7
Fixed data traffic (1)	107,008	262,969	421,259	568,171	151,868	322,183	505,906	20.1
Mobile data traffic	10,069	21,560	36,096	55,131	23,517	51,940	87,337	142.0
Mobile ARPU (EUR)	9.1	9.5	9.6	9.5	6.5	6.6	6.6	12.8
Prepay	2.7	2.8	2.9	2.8	1.9	2.0	1.9	9.2
Contract (2)	22.3	23.1	23.6	23.3	16.2	16.2	16.1	16.2
Data ARPU (EUR)	3.4	4.1	4.2	4.2	2.9	2.9	2.9	23.1
% non-SMS over data revenues	56.2%	68.8%	71.4%	73.5%	82.2%	86.4%	91.2%	19.8 p.p.
Fixed telephony ARPU (EUR)	9.9	9.8	10.0	9.8	6.6	7.1	9.2	16.8
Broadband ARPU (EUR)	21.3	21.6	21.9	21.8	17.6	18.1	22.0	33.8
Churn	3.1%	3.0%	2.9%	2.6%	3.3%	3.2%	3.1%	0.2 p.p.
Contract (2)	1.1%	1.3%	1.4%	1.4%	1.2%	1.3%	1.1%	(0.4 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Includes solely traffic related with FBB accesses, not Business customers.
(2)	Excludes M2M.

Telefónica Chile

(year-on-year changes in organic terms)

In the third quarter, Telefónica Chile maintained its leadership position in the highest value segments. Thus, in the fixed business, highlights include the expansion of the pay TV business and the progressive adoption of high-speed broadband plans and, in the mobile business, the focus on capturing and retaining the best quality customers.

Revenues and OIBDA for the quarter improved their year-on-year growth rate vs. the previous quarter despite intense competition level and the regulatory impact (from 25 January a reduction in the mobile termination rates of 19% and from 7 May in the fixed network termination rates of 9%).

In addition, with the aim of improving the development of prepay, highlights include the launch in July of a new multimedia offer with different bundles to surf in social networks depending on the plan.

Total accesses stood at 12.4 million (-7% year-on-year) and mobile accesses at 9.2 million (-9%) due to the decline in prepay accesses (-16%), affected by strong competition; although stabilisation was observed in the prepay segment in the quarter following the positive adoption of the aforementioned new commercial offering. Meanwhile, mobile contract accesses grew by 9% year-on-year, following quarterly net additions of 44 thousand (more than 2 times higher than that of the same period in 2015). Additionally, a record level of gross adds was registered in the quarter thanks to the successful campaigns of portability, which allowed to maintain positive balance in contract (3 thousand accesses in the third quarter; 42 thousand accesses in the first nine months).

Smartphones grew by 2% year-on-year and reached penetration of 34% (+4 percentage points year-on-year) and LTE accesses stood at 1.6 million (+67% year-on-year), with a penetration of 18% (+8 percentage points year-on-year) and a population coverage of 79% (+4 percentage points year-on-year). Thus, mobile data traffic grew by 66% year-on-year in July-September (+64% in January-September).

Retail broadband accesses totalled 1.1 million (stable year-on-year) and presented net additions of 3 thousand accesses in July-September with a churn that decreased 0.2 percentage points year-on-year in the quarter thanks to the focus on loyalty and quality improvement. Addtionally, it should be highlighted the new commercial offering with focus on ultra broadband (312 thousand VDSL+fibre accesses; +30% year-on-year) and on services bundling.

Pay TV accesses stood at 661 thousand (+3% year-on-year) with quarterly net additions of 5 thousand accesses (+17 thousand accesses in January-September) leveraged in a differential offer and the broadcast of high-definition channels.

Revenues in the third quarter reached 537 million euros and remained virtually stable (-0.2%) compared with the same period of 2015 (1,572 million euros in the first nine months; -0.5% year-on-year). It is worth highlighting that stripping out the effect of regulation, revenues would have grown by 0.6% year-on-year in the quarter (+0.4% in the first nine months).

Mobile service revenues amounted to 274 million euros in the quarter and improved slightly their year-on-year change vs. the previous quarter (-4.7% year-on-year; -5.0% in the second quarter), due to the improvement in contract revenues which offset lower prepay revenues. The reduction in termination rates continued to have a negative impact on growth (-1.5 percentage points in the July-September year-on-year change; -1.4 percentage points in January-September). Meanwhile, data revenues continued to be the main driver of revenues and grew by 22.7% year-on-year in the quarter (+29.2% in the first nine months), now representing 49% of mobile service revenues (+11 percentage points year-on-year).

Handset revenues grew by 39.8% year-on-year (+7.2% in January-September) given a lower level of handset subsidies in the quarter.

Fixed business revenues totalled 230 million euros in the quarter and rose by 1.3% year-on-year (+3.7% in January-September), mainly leveraged on fixed broadband and new services revenues (+7.9% year-on-year in the quarter).

Operating expenses reached 366 million euros in July-September and increased by 0.8% year-on-year (-0.3% in January-September) mainly due to the higher network and interconnection expenses, which did not offset the lower commercial and bad debt expenses.

OIBDA amounted to 180 million euros in the quarter and decreased by 1.9% year-on-year (524 million euros in January-September; +0.1% year-on-year).

OIBDA margin stood at 33.5% in July-September (-0.6 percentage points year-on-year) and at 33.3% in January-September (+0.2 percentage points year-on-year).

CapEx totalled 285 million in the first nine months of the year (-9.8% year-on-year, excluding 6 million euros from the spectrum acquisition in the first quarter of 2015) and was mainly devoted to the deployment of the 4G network, the increase in capacity of 3G and the continuous improvement in the quality of the fixed network.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	1,572	1,684	(6.6)	(0.5)	537	528	1.7	(0.2)
Mobile Business	898	991	(9.4)	(3.4)	307	305	0.7	(1.3)
Mobile service revenues	806	899	(10.4)	(4.5)	274	282	(2.8)	(4.7)
Data revenues	381	315	21.2	29.2	134	108	24.1	22.7
Handset revenues	92	92	0.6	7.2	33	23	45.4	39.8
Fixed Business	674	693	(2.7)	3.7	230	223	3.1	1.3
FBB and new services (1)	312	300	4.2	11.0	108	98	9.5	7.9
Voice & access revenues	171	178	(3.6)	2.7	59	57	2.5	0.7
Others	191	215	(11.4)	(5.6)	64	67	(5.8)	(7.7)
OIBDA	524	566	(7.4)	(1.3)	180	187	(3.6)	(5.1)
OIBDA margin	33.3%	33.6%	(0.3 p.p. )		33.5%	35.4%	(1.9 p.p. )
CapEx	285	343	(16.9)	(11.4)	70	105	(33.2)	(35.6)
Spectrum	—	6	—		—	—	—
OpCF (OIBDA-CapEx)	238	222	7.1	14.2	110	82	34.4	34.8

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	13,861.3	13,610.4	13,387.4	13,158.3	12,741.5	12,481.1	12,430.0	(7.2)
Fixed telephony accesses (1)	1,557.7	1,537.4	1,510.3	1,486.0	1,459.0	1,438.4	1,422.8	(5.8)
Internet and data accesses	1,067.9	1,093.6	1,106.4	1,112.0	1,109.1	1,150.8	1,146.2	3.6
Broadband	1,056.7	1,082.5	1,095.4	1,101.1	1,098.4	1,093.3	1,096.7	0.1
Fibre and VDSL	192.2	216.3	240.7	256.7	268.9	290.2	312.2	29.7
Mobile accesses	10,619.5	10,345.1	10,129.6	9,915.6	9,527.9	9,235.1	9,199.8	(9.2)
Prepay	7,817.5	7,503.0	7,268.0	6,995.3	6,524.9	6,150.1	6,070.5	(16.5)
Contract	2,802.0	2,842.1	2,861.7	2,920.3	3,002.9	3,085.0	3,129.2	9.4
M2M	293.0	291.0	294.3	310.0	331.2	354.8	378.0	28.4
Pay TV	616.2	634.3	641.0	644.7	645.6	656.8	661.3	3.2
Wholesale Accesses	5.9	5.9	5.8	5.7	5.2	5.1	5.1	(12.1)

Total Accesses	13,867.2	13,616.3	13,393.2	13,164.0	12,746.7	12,486.2	12,435.2	(7.2)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice traffic (Million minutes)	8,725	8,693	8,927	9,296	9,130	8,248	8,334	(6.6)
Fixed voice traffic	1,354	1,353	1,320	1,301	1,127	1,194	1,235	(6.5)
Mobile voice traffic	7,372	7,340	7,607	7,995	8,003	7,053	7,100	(6.7)
Data traffic (TB)	252,756	289,259	309,838	322,994	348,695	372,277	420,584	35.7
Fixed data traffic	238,140	269,957	288,230	296,880	321,246	344,595	384,783	33.5
Mobile data traffic	14,616	19,302	21,607	26,114	27,449	27,682	35,801	65.7
Mobile ARPU (EUR)	9.4	9.7	9.0	8.8	8.9	9.2	9.0	5.2
Prepay	3.8	3.8	3.3	3.1	3.0	2.9	2.7	(13.4)
Contract (1)	27.8	28.7	26.3	25.2	24.7	24.9	25.2	(4.9)
Data ARPU (EUR)	3.1	3.4	3.4	3.5	4.2	4.5	4.3	13.2
% non-SMS over data revenues	94.0%	93.5%	93.5%	93.7%	97.4%	97.8%	98.1%	4.6 p.p.
Fixed telephony ARPU (EUR)	14.1	14.1	13.6	14.8	13.1	13.4	14.1	(3.1)
Pay TV ARPU (EUR)	29.1	30.4	26.1	26.1	24.4	24.8	24.0	5.6
Broadband ARPU (EUR)	17.9	18.1	16.9	16.8	16.2	17.0	17.4	(0.2)
Mobile churn	3.2%	3.7%	3.2%	3.4%	3.6%	3.7%	3.2%	(0.0 p.p. )
Contract (1)	1.9%	1.9%	2.3%	2.2%	2.0%	2.1%	2.2%	(0.1 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice traffic (Million minutes)	8,725	17,418	26,346	35,642	9,130	17,378	25,712	(2.4)
Fixed voice traffic	1,354	2,707	4,027	5,328	1,127	2,321	3,556	(11.7)
Mobile voice traffic	7,372	14,712	22,319	30,314	8,003	15,056	22,156	(0.7)
Data traffic (TB)	252,756	542,015	851,852	1,174,846	348,695	720,972	1,141,556	34.0
Fixed data traffic	238,140	508,097	796,327	1,093,208	321,246	665,841	1,050,624	31.9
Mobile data traffic	14,616	33,918	55,525	81,639	27,449	55,131	90,932	63.8
Mobile ARPU (EUR)	9.4	9.5	9.4	9.2	8.9	9.0	9.1	4.0
Prepay	3.8	3.8	3.6	3.5	3.0	3.0	2.9	(15.1)
Contract (1)	27.8	28.2	27.6	27.0	24.7	24.8	24.9	(3.7)
Data ARPU (EUR)	3.1	3.3	3.3	3.4	4.2	4.3	4.3	13.1
% non-SMS over data revenues	94.0%	93.7%	93.7%	93.7%	97.4%	97.6%	97.7%	4.1 p.p.
Fixed telephony ARPU (EUR)	14.1	14.1	13.9	14.1	13.1	13.3	14.8	1.3
Pay TV ARPU (EUR)	29.1	29.8	28.5	27.9	24.4	24.6	24.8	10.0
Broadband ARPU (EUR)	17.9	18.0	17.6	17.4	16.2	16.6	18.0	2.8
Mobile churn	3.2%	3.4%	3.4%	3.4%	3.6%	3.7%	3.5%	0.2 p.p.
Contract (1)	1.9%	1.9%	2.0%	2.1%	2.0%	2.1%	2.3%	0.2 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

Telefónica Perú

(year-on-year changes in organic terms)

In the third quarter of 2016, Telefónica Perú posted a positive performance in the commercial activity of the highest value segments (smartphones, LTE, broadband and pay TV), although the high levels of competition remained in the prepay segment and increased in contract, which was reflected in the evolution both of revenues and OIBDA. Meanwhile, it is worth noting that this quarter’s results continued to be affected by the reduction in mobile termination rates (-19%) from 1 April 2016.

Total accesses stood at 21.4 million (-4% year-on-year) and mobile accesses at 16.0 million (-5%) due to the drop in prepay accesses (-9%), affected by competitive intensity. On the other hand, it should be highlighted the good performance of the contract base which grew by 4% year-on-year and now represents 36% of the total (+3 percentage points year-on-year).

Smartphones grew by 2% year-on-year (31% of mobile accesses, +2 percentage points year-on-year), after recording quarterly net additions of 85 thousand accesses, and LTE accesses stood at 2.1 million (2 times those of the previous year), with a penetration of 13% (+7 percentage points year-on-year). Thus, mobile data traffic accelerated their year-on-year growth vs. the previous quarter and multiplied by 2 times both in July-September and in January-September, driven by unlimited data tariffs.

The fixed business was leveraged on the differential pay TV offering and in bundling campaigns. In this regard, 67% of the traditional access base was bundled (+14 percentage points year-on-year).

Retail broadband accesses increased by 4% year-on-year to 1.7 million and recorded quarterly net additions of 7 thousand accesses (+46 thousand accesses in the first nine months). Furthermore, 81% of the base is under plans with speeds above 4 Mb (+8 percentage points year-on-year), reflecting the improvement in the quality of the base.

Pay TV accesses stood at 1.3 million customers at September (+10% year-on-year) and reached quarterly net additions of 11 thousand accesses (+60 thousand in the first nine months) supported both, by owned production and exclusive content and by a higher number of channels in high definition and the greater platform functionality.

Revenues reached 619 million euros in the third quarter and decreased by 6.9% year-on-year (1,864 million euros in the first ninth months of the year; -3.2% year-on-year), affected by the aforementioned impact of regulation (-2.2 percentage points in the year-on-year change of the quarter), due to the competitive environment which impacted the evolution of mobile revenues (prepay and contract) and the lower fixed business revenues, mainly affected by the lower sales of devices.

Mobile service revenues decreased by 7.1% year-on-year in the quarter (-6.2% in the first nine months) mainly due to the lower contract revenues associated with the higher competition mentioned above. However, data revenues accelerated their growth to 15.6% year-on-year in July-September (+10.3% in January-September) supported by the increase in data traffic. Thus, data revenue accounted for 55% of total mobile service revenues (+11 percentage points year-on-year).

Handset revenues (-8.4% year-on-year in the quarter) accelerated their decline vs. the previous quarter (-2.7%) due to the lower gross additions with handset.

Fixed business revenues totalled 268 million euros in the third quarter (-6.5% year-on-year; +0.3% in the first nine months) and changed the trend vs. the previous quarter due to the deceleration of pay TV revenues (+9.3% year-on-year in the quarter; +20.1% in the second quarter) and the decrease in fixed broadband and new services revenues (-11.0% year-on-year).

Operating expenses stood at 416 million euros in July-September and decreased by 5.4% year-on-year (-0.7% in January-September) due to lower commercial expenses, which offset higher interconnection expenses, as a result of the higher traffic generated by the unlimited tariffs in the market, and higher customer service expenses.

Thus, the OIBDA amounted to 216 million euros in the quarter and decreased by 6.5% year-on-year (608 million euros in January-September; -6.6% year-on-year).

OIBDA margin stood at 34.9% in the quarter (+0.1 percentage points year-on-year) and at 32.6% in the first nine months (-1.2 percentage points year-on-year).

CapEx totalled 510 million in the first nine months of the year and included 282 million euros for the spectrum acquisition in the third quarter of 2016 (-15.9% year-on-year excluding this effect) and is mainly intended for improving the fixed network and the development of 3G and 4G.

TELEFÓNICA PERU

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	1,864	2,071	(10.0)	(3.2)	619	695	(10.9)	(6.9)
Mobile Business	1,029	1,175	(12.5)	(5.9)	352	396	(11.2)	(7.2)
Mobile service revenues (1)	912	1,046	(12.8)	(6.2)	311	350	(11.1)	(7.1)
Data revenues (2)	470	458	2.6	10.3	172	156	10.4	15.6
Handset revenues	117	130	(9.6)	(2.7)	41	47	(12.5)	(8.4)
Fixed Business	835	896	(6.8)	0.3	268	299	(10.5)	(6.5)
FBB and new services (3)	416	455	(8.6)	(1.7)	128	149	(14.7)	(11.0)
Pay TV	213	195	9.3	17.6	73	70	4.3	9.3
Voice & access revenues	206	246	(16.1)	(9.8)	67	80	(15.6)	(11.9)
OIBDA	608	690	(12.0)	(5.3)	216	240	(10.0)	(5.7)
OIBDA margin	32.6%	33.3%	(0.7 p.p. )		34.9%	34.6%	0.4 p.p.
CapEx	510	291	75.0	88.2	361	110	n.m.	n.m.
Spectrum	282	—	—		282	—	—
OpCF (OIBDA-CapEx)	98	399	(75.5)	(73.6)	(145)	130	c.s.	c.s.

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes fixed wireless revenues.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.
(3)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	22,083.4	22,104.2	22,184.3	22,231.0	21,791.0	21,638.3	21,398.8	(3.5)
Fixed telephony accesses (1)	2,641.4	2,605.8	2,634.9	2,596.6	2,452.1	2,491.0	2,486.8	(5.6)
Fixed wireless	191.2	229.8	208.5	191.9	127.7	117.6	95.5	(54.2)
Internet and data accesses	1,557.4	1,589.2	1,628.0	1,647.1	1,663.9	1,685.0	1,696.5	4.2
Broadband	1,529.7	1,564.4	1,602.5	1,621.2	1,639.2	1,660.3	1,666.8	4.0
VDSL	219.1	283.5	376.7	488.7	557.0	623.7	620.1	64.6
Mobile accesses	16,870.2	16,819.1	16,773.8	16,786.5	16,445.4	16,211.9	15,954.2	(4.9)
Prepay	11,645.3	11,450.4	11,255.3	11,013.3	10,530.0	10,228.5	10,214.7	(9.2)
Contract	5,224.8	5,368.7	5,518.5	5,773.1	5,915.5	5,983.4	5,739.5	4.0
M2M	118.0	98.4	99.8	103.3	81.7	79.7	90.1	(9.8)
Pay TV	1,014.5	1,090.1	1,147.7	1,200.8	1,229.6	1,250.3	1,261.3	9.9
Wholesale Accesses	0.3	0.2	0.2	0.1	0.1	0.1	0.1	(20.0)

Total Accesses	22,083.7	22,104.3	22,184.5	22,231.1	21,791.0	21,638.3	21,398.8	(3.5)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice traffic (Million minutes)	24,759	24,635	26,225	28,033	27,479	28,166	28,468	8.5
Fixed voice traffic	5,460	5,429	5,398	5,322	5,144	4,935	4,882	(9.6)
Mobile voice traffic	19,300	19,206	20,828	22,711	22,336	23,231	23,586	13.2
Data traffic (TB)	364,397	398,101	407,710	416,543	418,470	414,392	524,521	28.7
Fixed data traffic	359,357	391,712	399,478	405,927	407,019	402,357	508,248	27.2
Mobile data traffic	5,040	6,389	8,232	10,616	11,451	12,034	16,273	97.7
Mobile ARPU (EUR)	7.0	6.8	6.7	6.7	6.3	6.1	5.9	(9.4)
Prepay	4.2	3.9	3.7	3.6	2.8	3.2	2.3	(33.7)
Contract (1)	13.5	13.2	13.1	12.9	12.0	11.6	12.4	(8.1)
Data ARPU (EUR) (2)	2.9	3.1	3.1	3.2	2.9	3.1	3.0	19.9
% non-SMS over data revenues	94.1%	95.6%	96.2%	96.9%	99.1%	97.2%	97.0%	0.9 p.p.
Fixed telephony ARPU (EUR)	10.8	9.8	10.0	8.5	9.4	8.8	7.7	(1.2)
Pay TV ARPU (EUR)	19.4	18.7	18.1	17.4	16.6	15.9	18.1	(5.8)
Broadband ARPU (EUR)	19.5	18.9	18.5	18.0	16.4	16.0	15.7	(15.2)
Mobile churn	4.0%	4.3%	4.4%	4.3%	4.8%	5.0%	5.2%	0.8 p.p.
Contract (1)	2.2%	2.0%	2.2%	1.8%	2.5%	2.6%	3.5%	1.3 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice traffic (Million minutes)	24,759	49,395	75,620	103,653	27,479	55,646	84,113	11.2
Fixed voice traffic	5,460	10,889	16,287	21,608	5,144	10,078	14,960	(8.1)
Mobile voice traffic	19,300	38,506	59,334	82,045	22,336	45,567	69,153	16.5
Data traffic (TB)	364,397	762,498	1,170,209	1,586,752	418,470	832,862	1,357,383	16.0
Fixed data traffic	359,357	751,069	1,150,547	1,556,474	407,019	809,376	1,317,625	14.5
Mobile data traffic	5,040	11,429	19,662	30,278	11,451	23,486	39,758	102.2
Mobile ARPU (EUR)	7.0	6.9	6.8	6.8	6.3	6.2	6.1	(5.1)
Prepay	4.2	4.0	3.9	3.9	2.8	3.0	2.5	(29.4)
Contract (1)	13.5	13.3	13.3	13.2	12.0	11.8	12.5	(2.0)
Data ARPU (EUR)(2)	2.9	3.0	3.0	3.1	2.9	3.0	3.0	25.6
% non-SMS over data revenues	94.1%	94.9%	95.3%	95.8%	99.1%	98.1%	97.7%	2.4 p.p.
Fixed telephony ARPU (EUR)	10.8	10.3	10.2	9.8	9.4	9.1	7.6	(9.4)
Pay TV ARPU (EUR)	19.4	19.1	18.7	18.4	16.6	16.3	17.6	0.8
Broadband ARPU (EUR)	19.5	19.2	19.0	18.7	16.4	16.2	19.3	(10.3)
Mobile churn	4.0%	4.1%	4.2%	4.3%	4.8%	4.9%	5.0%	0.7 p.p.
Contract (1)	2.2%	2.1%	2.2%	2.1%	2.5%	2.6%	3.1%	0.9 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

Telefónica Colombia

(year-on-year changes in organic terms)

In the third quarter of the year, Telefónica Colombia significantly improved its results, returning to year-on-year growth in OIBDA and mobile service revenues (after four and six quarters of consecutive decreases, respectively). This change in trend is the result of the positive commercial evolution in the last quarters, the update in tariffs (“more for more”) and the higher rationalization of commercial expenses.

Total accesses increased to 16.5 million, 6% more than in September 2015.

Mobile accesses stood at 13.6 million (+7% year-on-year) after releasing positive net additions for the fifth consecutive quarter (+331 thousand accesses vs. +242 thousand accesses in the third quarter of 2015). The contract segment maintained its weight at 26% of total accesses, with net additions of 42 thousand accesses in September due to the containment of churn (1.7% in the quarter; -0.3 percentage points year-on-year).

The strong growth in LTE accesses (1.9 million; more than 2x vs. September 2015) reflected the increase in the quality of the base, reaching 15% penetration (+8 percentage points year-on-year) as well as an increase in population coverage (59%). The year-on-year increase in smartphones was noteworthy (+19%), reaching a penetration of 37% (33% at September 2015), boosting data traffic growth to 33%.

The fixed business continued to successfully implement the bundling strategy, leveraging on television (73% of traditional fixed accesses are bundled; 22% including TV, +3 percentage points year-on-year). In the quarter, new 20 Mb and 40 Mb plans were launched in the bundled offering.

Retail broadband accesses totalled 1.0 million, maintaining positive net additions for the second consecutive quarter. The commercial focus continued to be on migrating customers towards higher speed plans (42% of accesses on speeds higher than 4 Mb, +7 percentage points year-on-year), increasing quality and customer loyalty.

Pay TV accesses maintained positive net additions (11 thousand accesses), due to the increase in high definition channels (5 channels included in the offering) and the improvement in content. Increased quality of the base benefited ARPU, which accelerated its year-on-year growth to 14.7% (+14.6% in January-September).

Revenues stood at 364 million euros in the July-September period and grew year-on-year by 4.4% (1,034 million euros in January-September, +5.0% year-on-year), as a result of the strong performance of the fixed business, the mobile data and the updated tariffs introduced in July. Stripping out the impact of regulation, revenues in July-September would have grown 6.0% year-on-year (+7.0% year-on-year in January-September).

Mobile business revenues in the third quarter (220 million euros) grew by 1.6% compared with the same period of 2015 (+1.9% in January-September) as a result of the strong performance of service revenues and despite lower handset sales and a change in the subsidy strategy, focused on high value customers.

Mobile service revenues in the quarter reverted the negative year-on-year trend of the last year and a half, growing by 1.5% year-on-year due to the customer base growth, solid data business evolution and the update in tariffs. Thus, non-SMS data revenue increased by 38.3% year-on-year (+29.0% in the previous quarter) supported by the well-received “Todo en uno” prepay offering (integrated voice, SMS and data offering).

In the third quarter, there was a significant slowdown in handset revenues (+2.5% year-on-year in the quarter; +29.5% in the second quarter) mainly related to greater commercial activity in the third quarter of 2015. At the same time, the appreciation of the Colombian peso reduced handset costs in the quarter, reverting the trend of previous quarters.

Fixed business revenues increased 8.8% year-on-year to 144 million euros in July-September (+10.1% year-on-year in January-September), mainly driven by IT revenue increase (+59.6% year-on-year in the quarter) and pay TV (+36.5% year-on-year), in a highly competitive environment.

Operating expenses amounted to 248 million euros in the quarter (+4.9% year-on-year) and 719 million euros in the first nine months (+10.5% year-on-year) as a result of the higher interconnection expenses associated with all-networks plans, and the macroeconomic impacts (inflation and lower consumption). Especially noteworthy was the slowdown in year-on-year growth of expenses in the quarter due to the deceleration of commercial expenses, the renegotiation of contracts and the positive evolution of the Colombian peso vs. its depreciation in the third quarter of 2015.

Thus, OIBDA totalled 123 million euros in the third quarter and grew by 2.0% year-on-year as a consequence mainly of the improvement in mobile service revenues and the improved evolution of commercial expenses. In the first nine months, OIBDA amounted to 338 million euros (-5.3% year-on-year).

OIBDA margin stood at 33.8% (+2.7 percentage points vs. the previous quarter; -0.8 percentage points year-on-year) and at 32.7% in January-September (-3.5 percentage points year-on-year).

CapEx (214 million euros in January-September; -1.4% year-on-year) was devoted mainly to the improvement of the fixed broadband network.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	1,034	1,151	(10.1)	5.0	364	352	3.2	4.4
Mobile Business	627	718	(12.8)	1.9	220	219	0.6	1.6
Mobile service revenues	545	637	(14.4)	(0.0)	193	192	0.6	1.5
Data revenues	212	195	9.0	27.3	81	61	32.6	35.2
Handset revenues	81	82	(0.2)	16.5	27	27	0.9	2.5
Fixed Business	408	432	(5.7)	10.1	144	134	7.5	8.8
FBB and new services (1)	213	204	4.5	22.1	75	66	13.5	15.5
Pay TV	56	49	14.9	34.2	21	16	34.0	36.5
Voice & access revenues	138	179	(23.0)	(10.1)	48	52	(7.8)	(7.5)
OIBDA	338	417	(18.9)	(5.2)	123	121	1.5	2.0
OIBDA margin	32.7%	36.2%	(3.5 p.p. )		33.8%	34.3%	(0.6 p.p. )
CapEx	214	254	(15.6)	(1.4)	98	95	3.3	8.6
Spectrum	—	—	—		—	—	—
OpCF (OIBDA-CapEx)	124	163	(24.0)	(11.2)	25	26	(4.8)	(18.6)

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	15,777.5	15,308.1	15,587.6	15,824.5	15,977.2	16,161.0	16,503.1	5.9
Fixed telephony accesses (1)	1,465.8	1,450.8	1,448.2	1,430.6	1,414.2	1,402.7	1,389.4	(4.1)
Internet and data accesses	997.3	999.8	1,012.8	1,008.7	1,008.4	1,011.6	1,025.1	1.2
Broadband	988.9	991.3	1,004.4	1,000.2	999.9	1,003.2	1,003.2	(0.1)
Mobile accesses	12,884.9	12,413.3	12,655.6	12,896.7	13,057.2	13,226.3	13,556.9	7.1
Prepay	9,633.2	9,158.6	9,341.8	9,510.9	9,625.1	9,730.2	10,019.0	7.2
Contract	3,251.7	3,254.7	3,313.7	3,385.8	3,432.1	3,496.1	3,537.9	6.8
M2M	438.7	444.4	456.4	467.5	471.0	464.3	481.3	5.4
Pay TV	429.4	444.2	471.0	488.6	497.4	520.4	531.7	12.9
Wholesale Accesses	1.9	1.9	1.9	1.9	0.6	0.6	0.6	(71.1)

Total Accesses	15,779.4	15,310.1	15,589.5	15,826.5	15,977.8	16,161.6	16,503.7	5.9

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice traffic (Million minutes)	13,700	13,236	14,011	14,201	14,373	14,884	15,366	9.7
Fixed voice traffic	3,598	3,227	3,304	3,068	3,234	3,049	3,023	(8.5)
Mobile voice traffic	10,101	10,009	10,707	11,133	11,139	11,835	12,342	15.3
Data traffic (TB)	59,658	69,725	76,320	81,966	84,731	94,467	101,271	32.7
Fixed data traffic (1)	49,142	58,338	64,088	68,446	70,654	79,143	84,328	31.6
Mobile data traffic	10,516	11,387	12,232	13,520	14,077	15,324	16,942	38.5
Mobile ARPU (EUR)	5.5	5.5	4.7	4.6	4.2	4.3	4.4	(0.3)
Prepay	1.4	1.4	1.3	1.3	1.1	1.2	1.2	(4.0)
Contract (2)	19.9	19.6	16.4	16.0	14.6	15.0	15.4	(2.6)
Data ARPU (EUR)	1.7	1.8	1.6	1.6	1.6	1.8	2.0	35.6
% non-SMS over data revenues	96.9%	97.3%	97.7%	98.2%	98.7%	98.9%	99.1%	1.3 p.p.
Fixed telephony ARPU (EUR)	13.8	13.9	11.5	11.3	9.8	10.4	10.8	(4.7)
Pay TV ARPU (EUR)	12.4	12.5	10.8	11.0	11.0	11.5	12.9	14.7
Broadband ARPU (EUR)	10.4	10.8	9.0	8.8	8.2	8.9	9.4	8.4
Mobile churn	3.0%	4.5%	3.4%	3.3%	3.2%	3.2%	2.9%	(0.4 p.p. )
Contract (2)	2.2%	2.3%	2.0%	1.8%	1.8%	1.7%	1.7%	(0.3 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice traffic (Million minutes)	13,700	26,936	40,947	55,148	14,373	29,257	44,622	9.0
Fixed voice traffic	3,598	6,825	10,129	13,196	3,234	6,283	9,307	(8.1)
Mobile voice traffic	10,101	20,111	30,818	41,951	11,139	22,973	35,316	14.6
Data traffic (TB)	59,658	129,382	205,702	287,668	84,731	179,197	280,468	36.3
Fixed data traffic (1)	49,142	107,480	171,568	240,014	70,654	149,797	234,125	36.5
Mobile data traffic	10,516	21,902	34,134	47,654	14,077	29,400	46,343	35.8
Mobile ARPU (EUR)	5.5	5.5	5.2	5.2	4.2	4.3	4.3	(4.3)
Prepay	1.4	1.4	1.4	1.4	1.1	1.2	1.1	(4.7)
Contract (2)	19.9	19.8	18.7	18.0	14.6	14.8	15.0	(6.3)
Data ARPU (EUR)	1.7	1.7	1.7	1.7	1.6	1.7	1.8	24.9
% non-SMS over data revenues	96.9%	97.1%	97.3%	97.6%	98.7%	98.8%	98.9%	1.6 p.p.
Fixed telephony ARPU (EUR)	13.8	13.9	13.1	12.6	9.8	10.1	10.7	(7.2)
Pay TV ARPU (EUR)	12.4	12.5	11.9	11.7	11.0	11.3	11.9	14.6
Broadband ARPU (EUR)	10.4	10.6	10.1	9.8	8.2	8.5	10.3	3.9
Mobile churn	3.0%	3.8%	3.6%	3.6%	3.2%	3.2%	3.1%	(0.5 p.p. )
Contract (2)	2.2%	2.2%	2.1%	2.1%	1.8%	1.8%	1.6%	(0.5 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Includes solely traffic pertaining to FBB accesses, not Business customers.

(2) Excludes M2M.

Telefónica México

(year-on-year changes in organic terms)

In the third quarter of 2016, the results of Telefónica México showed a solid commercial evolution and, although they continued to be affected by strong competition intensity, mainly in the prepay segment, a certain degree of stagnation in unlimited voice offerings and slight signs of a slowdown in commercial aggressiveness was observed, following the downward revision of validities in top-ups and limitation of data usage to 1GB (specially on social networks).

Additionally, it must be taken into account that the results have been impacted by the reduction in termination rates on the networks of non-dominant mobile operators (-25% voice termination from last 1 January). Furthermore, the year-on-year change in the quarter was impacted by the application of the termination rates cut in non-dominating mobile operators networks, whose reduction was initially registered from 1 January 2015, finally being applicable from 12 August 2015, with a positive adjustment registered in the third quarter of 2015 for the retroactive effect of the January-August period. Both effects reduced the year-on-year revenue growth in the quarter in more than 8 percentage points.

Total accesses increased to 27.2 million (+9% year-on-year) and mobile accesses to 25.9 million (+11% year-on-year) with a solid performance of contract accesses (+14% year-on-year) which represent 7% of the total, despite the aggressive portability in the market. Additionally, the prepay accesses grew by 11% in July-September with net additions of 12 thousand (+979 thousand in January-September).

Smartphones maintained a solid growth (+28% year-on-year) and reached penetration of 46% (+6 percentage points year-on-year), and LTE accesses reached 2.8 million (more than doubling year-on-year), with a penetration of 11% (+5 percentage points year-on-year) and a population coverage of 44% (+11 percentage points year-on-year). Thus, data traffic multiplied by more than 2 times year-on-year both in July-September and in January-September.

Revenues reached 316 million euros in the third quarter and decreased by 19.4% year-on-year (1,063 million in the first nine months; -7.7% year-on-year) due to the lower service revenues, with a significant regulatory impact due to the above mentioned effects (-8.1 percentage points in the year-on-year change in the quarter; -4.9 percentage points in the first nine moths) and the lower handset revenues.

Mobile service revenues decreased by 17.1% year-on-year in the quarter (-4.1% in the first nine months) mainly affected by the performance of prepay revenues due to the drop in tariffs, the lower base with frequent top-ups and the regulatory impact (-9.2 percentage points in the year-on-year change in July-September; -5.7% percentage points in January-September). Meanwhile, data revenues decreased by 28.1% year-on-year in the quarter (-8.9% in the first nine months) and continued to be affected by the strong competition. Non-SMS data revenues represented 92% of data revenues (+10 percentage points year-on-year).

Handset revenues decreased by 35.9% year-on-year (-29.7% in January-September) due to lower commercial activity with handset as well as the direct sale of handsets through third party distribution channels.

Operating expenses reached 259 million euros in the third quarter and decreased by 8.9% year-on-year (-1.8% in January-September) due to the lower interconnection expenses associated with the drop of tariffs, which offset the higher network expenses (affected by the depreciation of the Mexican peso).

Thus, OIBDA amounted to 81 million euros in the quarter (-29.9% year-on-year) and 249 million euros in the first nine months (-14.5% year-on-year). The OIBDA performance reflects the strong pressure on revenues due to the intense competition together with the effective drop in prices. OIBDA margin stood at 25.6% in July-September (-3.8 percentage points year-on-year) and at 23.4% in January-September (-1.9 percentage points year-on-year).

CapEx totalled 130 million euros in the first nine months of the year (-6.6% year-on-year), and was mainly devoted to both the development of the capacity and quality of 3G and 4G and the improvement of the distribution channel.

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	1,063	1,356	(21.6)	(7.7)	316	453	(30.2)	(19.4)
Mobile service revenues	949	1,165	(18.6)	(4.1)	286	399	(28.3)	(17.1)
Data revenues (1)	383	495	(22.7)	(8.9)	103	167	(38.1)	(28.1)
Handset revenues	114	191	(40.3)	(29.7)	30	55	(44.0)	(35.9)
OIBDA	249	348	(28.4)	(15.7)	81	134	(39.5)	(29.7)
OIBDA margin	23.4%	25.6%	(2.2 p.p. )		25.6%	29.5%	(3.9 p.p. )
CapEx	130	164	(20.7)	(6.6)	34	55	(37.5)	(27.4)
Spectrum	—	—	—		—	—	—
OpCF (OIBDA-CapEx)	119	183	(35.2)	(23.7)	47	79	(40.9)	(31.4)

Note:

•	OIBDA is presented before management and brand fees.

(1)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Mobile accesses	22,536.6	23,048.8	23,405.0	24,895.0	25,655.4	25,928.8	25,937.5	10.8
Prepay	21,056.6	21,553.9	21,779.8	23,102.0	23,803.2	24,069.1	24,081.0	10.6
Contract	1,480.0	1,494.9	1,625.2	1,793.0	1,852.2	1,859.7	1,856.5	14.2
M2M	455.8	485.9	521.2	567.5	602.6	629.2	658.3	26.3
Fixed Wireless	1,545.6	1,553.8	1,468.9	1,382.9	1,296.9	1,252.9	1,042.6	(29.0)

Total Accesses	24,082.2	24,602.6	24,873.9	26,277.9	26,952.3	27,181.7	27,169.1	9.2

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	13,435	13,785	13,915	15,570	18,525	20,055	20,392	46.5
Data traffic (TB)	7,891	7,967	8,991	11,791	17,192	20,177	22,719	152.7
ARPU (EUR)	4.9	4.9	4.7	4.4	3.8	3.2	3.1	(30.1)
Prepay	4.3	4.3	4.3	3.9	3.3	2.7	2.6	(35.0)
Contract (1)	19.0	19.2	17.1	15.7	14.6	13.9	13.7	(11.5)
Data ARPU (EUR) (2)	2.3	2.3	2.3	2.4	2.0	1.6	1.3	(35.4)
% non-SMS over data revenues	84.8%	86.0%	82.4%	89.2%	91.1%	91.5%	92.1%	9.7 p.p.
Churn	2.8%	3.4%	3.6%	3.4%	3.5%	3.3%	3.6%	(0.0 p.p. )
Contract (1)	1.7%	2.2%	1.6%	1.7%	1.7%	2.9%	1.7%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	13,435	27,221	41,136	56,706	18,525	38,580	58,972	43.4
Data traffic (TB)	7,891	15,858	24,849	36,640	17,192	37,369	60,088	141.8
ARPU (EUR)	4.9	4.9	4.8	4.7	3.8	3.5	3.3	(20.2)
Prepay	4.3	4.3	4.3	4.2	3.3	3.0	2.8	(23.8)
Contract (1)	19.0	19.1	18.4	17.6	14.6	14.2	14.2	(19.2)
Data ARPU (EUR)(2)	2.3	2.3	2.3	2.3	2.0	1.8	1.5	(16.4)
% non-SMS over data revenues	84.8%	85.4%	84.4%	85.7%	91.1%	91.3%	91.5%	7.1 p.p.
Churn	2.8%	3.1%	3.3%	3.3%	3.5%	3.4%	3.5%	0.2 p.p.
Contract (1)	1.7%	1.9%	1.8%	1.8%	1.7%	2.4%	1.7%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

Other Hispam countries

TELEFÓNICA VENEZUELA (1)

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	236	306	(22.9)	95.4	138	165	(16.5)	98.1
Mobile service revenues	229	264	(13.2)	120.2	134	143	(6.7)	119.5
Data revenues (2)	52	68	(23.0)	153.4	20	28	(29.2)	148.7
Handset revenues	7	42	(83.3)	(66.6)	5	22	(79.6)	(63.6)
OIBDA	60	53	13.6	121.2	35	26	31.8	128.7
OIBDA margin	25.6%	17.4%	8.2 p.p.		25.1%	15.9%	9.2 p.p.
CapEx	49	54	(8.9)	128.2	27	32	(16.5)	57.4
Spectrum	—	—	—		—	—	—
OpCF (OIBDA-CapEx)	11	(1)	c.s.	95.3	8	(6)	c.s.	n.m

Note:

•	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-September 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (659 Venezuelan bolivars fuertes per dollar).

•	OIBDA is presented before management and brand fees.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparative purposes and to facilitate the interpretation of the year-on-year changes vs. 2015, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses (1)	758.3	742.2	712.9	697.3	672.9	654.0	632.0	(11.3)
Internet and data accesses	8.2	8.3	8.5	8.5	8.3	8.1	7.1	(16.2)
Broadband	3.4	3.6	3.8	4.0	4.0	4.0	1.5	(59.9)
Mobile accesses	10,820.8	10,888.6	10,738.6	10,583.1	10,423.4	10,492.3	10,446.9	(2.7)
Prepay (2)	9,468.5	9,546.3	9,405.4	9,259.2	9,114.2	9,195.3	9,157.1	(2.6)
Contract	1,352.3	1,342.3	1,333.2	1,323.9	1,309.2	1,297.0	1,289.8	(3.3)
M2M	113.5	115.6	116.8	117.0	114.2	110.6	122.2	4.6
Pay TV	476.1	480.0	482.1	478.1	478.2	478.1	468.7	(2.8)

Total Accesses	12,063.4	12,119.1	11,942.0	11,767.0	11,582.8	11,632.5	11,554.7	(3.2)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes prepay M2M accesses.

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	13,528	14,404	15,178	14,892	14,137	14,240	14,312	(5.7)
Data traffic (TB)	8,672	9,823	10,261	11,550	11,379	10,848	10,417	1.5
ARPU (EUR) (1)(4)	4.5	n.m.	2.0	2.3	2.5	1.8	2.3	124.4
Prepay	4.1	n.m.	1.8	2.1	2.3	1.5	2.1	122.8
Contract (2)	8.0	n.m.	3.5	4.0	4.2	3.7	4.0	129.9
Data ARPU (EUR) (3)(4)	2.1	n.m.	1.0	1.2	1.4	0.9	1.2	153.3
% non-SMS over data revenues	83.3%	n.m.	86.0%	87.0%	90.2%	0.9	97.4%	11.4 p.p.
Churn	2.0%	2.2%	2.3%	2.2%	2.1%	2.0%	2.3%	(0.0 p.p.	)
Contract (2)	0.8%	0.9%	0.9%	0.7%	0.8%	0.8%	1.1%	0.2 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	13,528	27,932	43,110	58,001	14,137	28,378	42,690	(1.0)
Data traffic (TB)	8,672	18,495	28,756	40,306	11,379	22,226	32,644	13.5
ARPU (EUR) (1)	4.5	2.2	2.1	2.2	2.5	2.1	1.9	129.2
Prepay	4.1	2.0	1.9	2.0	2.3	1.9	1.7	126.0
Contract (2)	8.0	3.8	3.7	3.8	4.2	4.0	3.5	142.0
Data ARPU (EUR) (3)	2.1	1.0	1.0	1.1	1.4	1.1	1.0	164.3
% non-SMS over data revenues	83.3%	84.0%	84.9%	85.6%	90.2%	91.1%	93.1%	8.2 p.p.
Churn	2.0%	2.1%	2.2%	2.2%	2.1%	2.0%	2.1%	(0.1 p.p.	)
Contract (2)	0.8%	0.8%	0.9%	0.8%	0.8%	0.8%	1.0%	0.1 p.p.

Notes:

•	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-September 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (659 Venezuelan bolivars fuertes per dollar).

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2015 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(2)	Excludes M2M.
(3)	Does not include hyperinflation adjustment.
(4)	As a consequence of modifying the conversion of Venezuela June 2015 results to the exchange rate of 197 VEF/USD (SIMADI) vs. 50 VEF/USD (SICAD II) in the first quarter of 2015, ARPU figure in euros is “n.m.”

TELEFÓNICA CENTRAL AMERICA (1)

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	668	659	1.4	3.1	221	223	(0.9)	1.0
Mobile service revenues	636	617	3.2	3.4	212	208	1.8	1.7
Data revenues	259	227	13.9	19.6	89	85	4.5	6.8
Handset revenues	41	43	(4.7)	(1.6)	12	16	(20.1)	(18.8)
OIBDA	173	168	2.6	4.6	62	60	4.1	6.5
OIBDA margin	25.8%	25.6%	0.3 p.p.		28.1%	26.7%	1.4 p.p.
CapEx	91	125	(27.4)	(26.2)	25	59	(58.3)	(58.3)
Spectrum	—	—			—	—
OpCF (OIBDA-CapEx)	82	43	90.4	95.0	38	1	n.m.	n.m.

Note:

•	OIBDA is presented before management and brand fees.

(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses (1)	556.4	555.6	561.2	567.8	567.0	573.5	582.1	3.7
Fixed Wireless	335.2	336.0	343.1	334.9	355.6	354.8	315.9	(7.9)
Internet and data accesses	4.4	4.7	4.9	5.1	5.4	5.6	5.9	19.5
Broadband	2.2	2.4	2.6	2.7	2.7	2.9	1.3	(48.6)
Mobile accesses	11,078.8	11,273.2	11,577.6	12,083.4	12,453.4	12,584.8	12,723.7	9.9
Prepay (2)	10,204.4	10,396.8	10,692.7	11,186.5	11,536.6	11,666.5	11,748.7	9.9
Contract	874.5	876.3	884.9	896.9	916.7	918.3	975.0	10.2
M2M	34.4	32.1	31.5	32.7	34.3	35.8	40.1	27.4

Total Accesses	11,639.7	11,833.5	12,143.8	12,656.3	13,025.7	13,163.9	13,311.9	9.6

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes prepay M2M accesses.

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	6,851	6,938	6,896	7,247	6,939	7,024	7,011	1.7
Data traffic (TB)	5,628	6,648	7,587	9,948	10,960	12,295	13,694	80.5
ARPU (EUR)	5.8	5.9	6.0	5.7	5.6	5.3	5.5	(6.8)
Prepay	4.6	4.6	4.5	4.6	4.4	4.1	4.1	(9.8)
Contract (1)	21.1	21.8	24.2	20.1	22.4	22.8	23.4	6.5
Data ARPU (EUR)	2.1	2.1	2.5	2.3	2.3	2.2	2.0	8.9
% non-SMS over data revenues	76.5%	77.7%	80.5%	86.3%	84.3%	85.7%	89.8%	9.3 p.p.
Churn	3.2%	3.5%	3.4%	3.6%	3.2%	3.4%	3.8%	0.4 p.p.
Contract (1)	1.6%	1.6%	1.4%	1.5%	1.3%	1.2%	1.2%	(0.3 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	6,851	13,790	20,686	27,933	6,939	13,962	20,973	1.4
Data traffic (TB)	5,628	12,276	19,863	29,812	10,960	23,256	36,950	86.0
ARPU (EUR)	5.8	5.9	5.9	5.8	5.6	5.5	5.5	14.0
Prepay	4.6	4.6	4.5	4.6	4.4	4.2	4.2	12.0
Contract (1)	21.1	21.4	22.4	21.8	22.4	22.9	22.5	24.3
Data ARPU (EUR)	2.1	2.1	2.2	2.2	2.3	2.3	1.9	33.8
% non-SMS over data revenues	76.5%	77.1%	78.4%	80.6%	84.3%	85.0%	86.7%	8.3 p.p.
Churn	3.2%	3.3%	3.3%	3.4%	3.2%	3.3%	3.5%	0.2 p.p.
Contract (1)	1.6%	1.6%	1.5%	1.5%	1.3%	1.3%	0.8%	(0.7 p.p.	)

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

TELEFÓNICA ECUADOR

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	412	448	(7.9)	(7.8)	132	150	(12.0)	(11.6)
Mobile service revenues	380	403	(5.5)	(5.4)	123	136	(10.2)	(9.8)
Data revenues	159	147	7.7	7.9	56	52	7.5	8.0
Handset revenues	32	45	(29.3)	(29.2)	10	14	(29.5)	(29.2)
OIBDA	125	145	(13.4)	(13.3)	42	47	(11.4)	(11.0)
OIBDA margin	30.4%	32.3%	(1.9 p.p. )		31.7%	31.5%	0.2 p.p.
CapEx	55	211	(74.1)	(74.1)	24	38	(35.2)	(34.7)
Spectrum	—	135	—		—	—	—
OpCF (OIBDA-CapEx)	71	(67)	c.s.	c.s.	18	10	80.6	79.6

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Mobile accesses	4,675.3	4,545.3	4,355.5	4,000.9	4,009.1	4,174.1	4,513.4	3.6
Prepay	3,545.6	3,380.8	3,135.8	2,738.8	2,759.3	2,886.4	3,210.2	2.4
Contract	1,129.7	1,164.6	1,219.7	1,262.2	1,249.8	1,287.7	1,303.3	6.9
M2M	173.3	182.7	191.5	196.4	184.2	186.5	193.3	1.0
Fixed Wireless	48.1	43.8	36.7	33.4	36.2	37.7	35.9	(2.1)

Total Accesses	4,723.4	4,589.1	4,392.1	4,034.4	4,045.3	4,211.8	4,551.8	3.6

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	2,852	2,970	3,018	3,081	2,955	3,137	3,101	2.8
Data traffic (TB)	1,786	2,213	2,950	3,857	4,303	4,902	5,620	90.5
ARPU (EUR)	8.3	8.9	9.3	10.1	10.4	9.5	8.8	0.9
Prepay	4.6	4.8	5.2	5.6	5.7	4.9	4.3	(6.6)
Contract (1)	24.5	24.6	23.8	24.1	24.2	22.9	21.8	(13.6)
Data ARPU (EUR)	3.0	3.6	3.8	4.3	4.2	4.0	3.9	32.5
% non-SMS over data revenues	82.5%	85.1%	85.8%	87.8%	88.7%	89.4%	91.2%	5.5 p.p.
Churn	5.7%	4.6%	5.3%	4.6%	4.4%	4.0%	4.2%	(1.1 p.p.	)
Contract (1)	1.6%	1.5%	1.5%	1.5%	1.9%	1.1%	1.4%	(0.1 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	2,852	5,822	8,840	11,921	2,955	6,093	9,194	4.0
Data traffic (TB)	1,786	3,999	6,949	10,806	4,303	9,205	14,825	113.3
ARPU (EUR)	8.3	8.6	8.8	9.1	10.4	10.0	9.1	0.9
Prepay	4.6	4.7	4.9	5.0	5.7	5.3	4.6	(4.7)
Contract (1)	24.5	24.6	24.3	24.3	24.2	23.5	22.0	(10.3)
Data ARPU (EUR)	3.0	3.3	3.4	3.6	4.2	4.1	3.8	28.0
% non-SMS over data revenues	82.5%	83.9%	84.5%	85.5%	88.7%	89.0%	89.8%	5.3 p.p.
Churn	5.7%	5.2%	5.2%	5.1%	4.4%	4.2%	4.2%	(1.0 p.p.	)
Contract (1)	1.6%	1.6%	1.5%	1.5%	1.9%	1.3%	1.1%	(0.4 p.p.	)

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

TELEFÓNICA URUGUAY

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September				July - September
	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	163	182	(10.6)	3.5	57	56	1.2	4.4
Mobile service revenues	152	171	(11.1)	3.0	53	53	0.3	3.6
Data revenues	81	75	8.0	25.1	30	23	26.3	31.1
Handset revenues	11	11	(3.5)	11.8	4	3	14.8	17.0
OIBDA	57	63	(9.3)	5.6	20	19	7.2	10.4
OIBDA margin	35.0%	34.6%	0.5 p.p.		35.5%	33.5%	2.0 p.p.
CapEx	16	21	(21.3)	(8.8)	7	7	10.3	16.5
Spectrum	—	—	—		—	—	—
OpCF (OIBDA-CapEx)	41	42	(3.5)	12.6	13	12	5.4	7.0

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	% Chg
Mobile accesses	1,912.5	1,844.1	1,786.1	1,752.3	1,727.7	1,709.2	1,723.0	(3.5)
Prepay	1,305.3	1,228.4	1,148.7	1,092.3	1,051.2	1,032.7	1,039.7	(9.5)
Contract	607.1	615.7	637.4	660.0	676.5	676.5	683.3	7.2
M2M	43.7	47.8	52.3	53.7	56.9	65.0	67.9	29.9

Total Accesses	1,912.5	1,844.1	1,786.1	1,752.3	1,727.7	1,709.2	1,723.0	(3.5)

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	1,242	1,140	1,167	1,175	1,068	1,082	1,063	(9.0)
Data traffic (TB)	1,704	1,937	2,345	2,682	3,233	3,530	4,160	77.4
ARPU (EUR)	10.0	9.8	9.5	9.8	9.3	9.2	9.6	14.8
Prepay	4.5	4.6	4.4	4.6	4.3	4.1	3.0	13.4
Contract (1)	23.2	22.2	20.8	20.2	18.8	18.7	19.6	0.4
Data ARPU (EUR)	4.5	4.5	4.4	4.6	4.8	5.1	4.7	41.3
% non-SMS over data revenues	67.3%	67.5%	70.0%	69.0%	78.0%	81.3%	83.1%	13.1 p.p.
Churn	1.4%	3.0%	3.0%	2.7%	2.5%	2.1%	1.4%	(1.6 p.p.	)
Contract (1)	0.7%	0.7%	0.9%	0.7%	0.7%	1.5%	0.8%	(0.0 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	1,242	2,383	3,550	4,725	1,068	2,149	3,212	(9.5)
Data traffic (TB)	1,704	3,641	5,986	8,668	3,233	6,763	10,923	82.5
ARPU (EUR)	10.0	9.9	9.8	9.8	9.3	9.3	9.5	12.7
Prepay	4.5	4.6	4.5	4.5	4.3	4.2	4.3	9.6
Contract (1)	23.2	22.7	22.1	21.6	18.8	18.8	19.3	1.3
Data ARPU (EUR)	4.5	4.5	4.5	4.5	4.8	4.9	4.5	32.7
% non-SMS over data revenues	67.3%	67.4%	68.3%	68.5%	78.0%	79.7%	80.8%	12.5 p.p.
Churn	1.4%	2.2%	2.5%	2.5%	2.5%	2.3%	2.0%	(0.5 p.p.	)
Contract (1)	0.7%	0.7%	0.8%	0.7%	0.7%	1.1%	0.8%	0.1 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	63.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U	100.0
Telefónica Digital	100.0
Mediaset Premium	11.1
China Unicom	1.0
BBVA	0.7
Indra (1)	2.9
Prisa (2)	13.1

(1)	As of 22 July 2016, stake communicated to CNMV.
(2)	As of 19 February 2016, stake communicated to CNMV.

Changes to the Perimeter

In the first nine months of 2016 the following changes have been made to the perimeter of consolidation:

•	In February, Telxius was created, a new global company which brings together selected infrastructure assets of the Group, including mobile telecommunications towers as well as the Group’s international submarine fibre optic cable.

Since its creation a number of newly created companies, including the aforementioned assets, were gradually integrated into Telxius.

DISCLAIMER

This document may contain summarized, non-audited or Non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjuction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations Distrito Telefónica—Ronda de la Comunicación, s/n 28050 Madrid (Spain) Telephone: +34 91 482 87 00 Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Gonzalo Borja (gonzalo.borjadelsur@telefonica.com) ir@telefonica.com www.telefonica.com/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 27, 2016	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá